As filed with the Securities and Exchange Commission on June 6, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SYNTAX-BRILLIAN CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	05-0567906

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
1600 North Desert Drive
Tempe, Arizona 85281-1230
(602) 389-8888

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)
Vincent F. Sollitto, Jr.
Chairman and Chief Executive Officer
Syntax-Brillian Corporation
1600 North Desert Drive
Tempe, Arizona 85281-1230
(602) 389-8888

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
Copies to:
Robert S. Kant, Esq.
Brian H. Blaney, Esq.
Elizabeth W. Fraser, Esq.
Greenberg Traurig, LLP
2375 East Camelback Road
Phoenix, Arizona 85016
Telephone: (602) 445-8000
Facsimile: (602) 445-8100
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

			Proposed Maximum
Title of Securities	Amount to be	Proposed Maximum	Aggregate Offering Price	Amount of
to be Registered	Registered (1)	Offering Price Per Share(2)	(2)	Registration Fee
Common Stock(3)	3,750,000 Shares	$2.22	$8,325,000	$891

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional shares as may be issued as a result of adjustments by reason of any stock split, stock dividend, or similar transaction.

(2)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee based upon the average of the high and low sales prices of the Registrant’s common stock on June 1, 2006 as reported on the Nasdaq National Market.

(3)	Such shares are being registered for resale from time to time by certain selling stockholders.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JUNE 6, 2006
PROSPECTUS
3,750,000 Shares
Common Stock
______________________________
     The stockholders of Syntax-Brillian Corporation listed in this prospectus are offering for sale up to 3,750,000 shares of common stock, which includes 750,000 shares of common stock issuable upon the exercise of warrants.
     We expect that sales made pursuant to this prospectus will be made
•	in broker’s transactions,

•	in block trades on the Nasdaq National Market,

•	in transactions directly with market makers, or

•	in privately negotiated sales or otherwise.
     We will not receive any of the proceeds of sales by the selling stockholders. We will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of common stock.
     The selling stockholders will determine when they will sell their shares, and in all cases they will sell their shares at the current market price or at negotiated prices at the time of the sale. Securities laws and SEC regulations may require the selling stockholders to deliver this prospectus to purchasers when they resell their shares of common stock.
     Our common stock is traded on the Nasdaq National Market under the symbol “BRLC.” On June 5, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $2.30 per share.

     See “Risk Factors” on page 3 for a discussion of certain risk factors that should be considered by prospective purchasers of our common stock offered under this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is ________________, 2006.

     We have not authorized any person to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by or on behalf of us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares covered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. The information in this prospectus is current as of its date. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of our company or that the information contained in this prospectus is correct as of any subsequent date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering.
•	Annual Report on Form 10-K for the year ended December 31, 2004(1);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005(1);

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005(1);

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005(1);

•	Quarterly Report on Form 10-Q for the quarter ended December 31, 2005;

•	Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2006;

•	Proxy Statement dated April 4, 2005;

•	Supplement to the Proxy Statement filed April 11, 2005;

•	The following sections of the Joint Proxy Statement/Prospectus dated October 21, 2005:
•	Information Regarding Syntax — Management’s Discussion and Analysis of Financial Condition and Results of Operations of Syntax, and

•	Financial Statements of the Home and Personal Entertainment Business of Syntax Groups Corporation beginning on page F-26;
•	Proxy Statement dated February 16, 2006;

•	Current Report on Form 8-K filed April 26, 2005;

•	Current Report on Form 8-K filed May 23, 2005;

•	Current Report on Form 8-K filed July 6, 2005;

•	Current Report on Form 8-K filed July 18, 2005;

•	Current Report on Form 8-K filed July 18, 2005;

•	Current Report on Form 8-K/A filed September 16, 2005;

•	Current Report on Form 8-K filed September 22, 2005;

•	Current Report on Form 8-K filed November 10, 2005;

•	Current Report on Form 8-K filed December 6, 2005;

•	Current Report on Form 8-K filed January 3, 2006;

•	Current Report on Form 8-K filed January 24, 2006;

•	Current Report on Form 8-K/A filed February 10, 2006;
 i

•	Current Report Form 8-K filed on March 21, 2006;

•	Current Report on Form 8-K filed on April 3, 2006; and

•	The description of our common stock contained in our registration statement on Form 10 (Registration No. 000-50289), including any amendments or reports filed for the purpose of updating that description.

(1)	The financial statements of our company preceding the merger involving Brillian Corporation and Syntax Groups Corporation are those of the Home and Personal Entertainment Business of Syntax Groups Corporation, which was a private company prior to the merger.
     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus, except as so modified or superseded.
     You may request a copy of these filings at no cost by writing or telephoning our corporate secretary at the following address and number: Syntax-Brillian Corporation, 1600 North Desert Drive, Tempe, Arizona 85281, telephone (602) 389-8888.
 ii

PROSPECTUS SUMMARY
     The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of our common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.
The Company
     We are a leading designer, developer, and distributor of high-definition televisions, or HDTVs, in liquid crystal display, or LCD, and liquid crystal on silicon, or LCoS, formats. Our LCD HDTVs and our popular priced LCoS HDTVs, under our Olevia brand name, and our premium large-screen, rear-projection HDTVs, utilizing our proprietary LCoS microdisplay technology, are sold to high-end audio/video manufacturers, distributors of high-end consumer electronics products, and consumer electronics retailers. Our price-conscious Olevia product line includes flat panel LCD models in diagonal sizes from 20 inches to 42 inches designed for the high-volume home entertainment market; our full feature, price performance Olevia product line includes 42-inch and 47-inch LCD HDTVs for the home entertainment and home theater markets; and our Gen II LCoS rear projection 65-inch HDTV addresses the premium high-performance audio/video market. We have established a virtual manufacturing model utilizing Asian sourced components and third-party contract manufacturers located in close proximity to our customers to assemble our HDTVs. We also offer a broad line of LCoS microdisplay products and subsystems, including LCoS light engines and imagers, that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.
     Until September 2003, we operated as a division of Three-Five Systems, Inc., or TFS. In anticipation of the spin-off to the stockholders of TFS, TFS organized us as a wholly owned subsidiary. In connection with the spin-off, TFS transferred to us its LCoS microdisplay business, including the related manufacturing and business assets, personnel, and intellectual property. TFS also provided initial cash funding to us in the amount of $20.9 million. The spin-off was completed on September 15, 2003 as a special dividend to the stockholders of TFS. In November 2005, we completed a merger with Syntax Groups Corporation and changed our corporate name from Brillian Corporation to Syntax-Brillian Corporation. Syntax was incorporated in April 2003 to develop, market, and distribute electronic products through collaboration with third-party companies in Asia.
Our Strategy
     Our goal is to continue to enhance our leadership position in the HDTV market as well as to become a leading supplier of microdisplays to OEMs for both projection and near-to-eye applications. Key elements of our strategy include the following:
•	expand our market share across multiple HDTV market segments;

•	leverage our global virtual manufacturing model by utilizing Asian sourced components and third-party contract manufacturers and assemblers located in close proximity to our customers to assemble our products;

•	capitalize on our expertise in LCD and LCoS technology in order to offer cost-effective, innovative, high-quality products, as well as licensing opportunities for our proprietary technologies;

•	pursue strategic relationships to expand our manufacturing resources, distribution channels, and technology and enhance our business and competitive position; and

•	provide value-added customer service to enhance the competitive position of our customers.

Our Offices
     We maintain our principal executive offices at 1600 North Desert Drive, Tempe, Arizona 85281. Our telephone number is (602) 389-8888.
     Our website is located at www.syntaxbrillian.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, our Code of Conduct, our Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.
The Offering

Common Stock offered by the selling stockholders	3,750,000 shares

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling stockholders.

Nasdaq National Market Symbol	BRLC

RISK FACTORS
     You should carefully consider the following risk factors in addition to those discussed elsewhere in this prospectus in evaluating our company and our business.
We have never achieved profitability on an annual basis.
     We have never achieved profitability on an annual basis. We incurred net losses of $605,000 in fiscal 2004 and $17,000 in fiscal 2005. We cannot assure you that we will ever achieve or maintain profitability. At March 31, 2006, we had an accumulated deficit of approximately $13.4 million.
We derive substantially all of our revenue from sales of HDTVs, particularly LCD HDTVs, and any decline in demand for these products could severely harm our ability to generate revenue.
     We derive substantially all of our revenue from HDTVs, particularly LCD HDTVs. As a result, we are particularly vulnerable to fluctuations in demand for these products, whether as a result of market demand, competition, product obsolescence, technological change, budget constraints of potential customers, or other factors. If our revenue derived from these products were to decline significantly, our business and operating results would be adversely affected.
We will be required to attain and maintain profitability through a combination of increased revenue or lower expenses or to raise additional funds.
     To support our operations, we will be required to attain and maintain profitability through a combination of increased revenue or lower expenses or to raise additional funds. There can be no assurance that we will be able to become profitable or to raise additional funds on satisfactory terms. We had approximately $14.0 million of cash at March 31, 2006, and we are continuing to incur losses.
     To remain competitive, we must fund our receivables and inventory and continue to make significant investments in product design and development, marketing, research and development, equipment, and facilities. As a result of the costs and expenses related to these expenditures, our failure to increase sufficiently our net sales to offset these costs and expenses would adversely affect our operating results. Rapid sales increases are also requiring substantial increases in working capital to fund our inventory and receivables.
     We will need to obtain additional equity or debt financing to provide the funds required to expand our business. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.
Our revenue depends on sales by various retailers and distributors.
     Our revenue depends on our sales through various leading national consumer electronics retailers, such as Comp USA, Inc., Circuit City, Office Depot, K-Mart, and Fry’s Electronics, Inc.; regional consumer electronics retailers, such as ABC Appliance, Inc. and J&R Electronics, Inc.; online/television retailers, such as Amazon.com, Inc. and Buy.com; and high-end audio/video distributors, such as D&H Distributor Co. and BDI Laguna, Inc.
     These sales channels involve a number of special risks, including the following:
•	our ability to secure and maintain favorable relationships with retailers and distributors;

•	our lack of control over the timing of delivery of our products to end-users;

•	our retailers and distributors are not subject to minimum sales requirements or any obligation to market our products to their customers;

•	our retailers and distributors may terminate their relationships with us at any time; and

•	our retailers and distributors market and distribute competing products.
Competing companies and technologies could reduce the demand for our products.
     We compete with a number of the world’s leading electronics manufacturers, including JVC, LG Electronics, Panasonic, Phillips, Samsung, Sharp, Sony, Thompson, and Toshiba. Each of these and certain of our other competitors have greater financial, technical, sales, marketing, and other resources than we possess. Our competitors could introduce products with superior features and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with other competitors. Finally, we may face additional sources of competition in the future because new distribution methods offered by the Internet and electronic commerce have removed many of the barriers to entry historically faced by start-up companies in the consumer electronics industry. Any of the foregoing effects could cause our revenues to decline, which would harm our financial position and results of operations.
     We are also subject to competition from competing technologies, such as CRT, high-temperature polysilicon, plasma, and digital micromirror technologies, as well as other emerging technologies or technologies that may be introduced in the future. The success of competing technologies could substantially reduce the demand for our products.
We rely on contract manufacturers and assemblers for a portion of our HDTV production requirements, and any interruptions of these arrangements could disrupt our ability to fill customer orders.
     We outsource to various contract manufacturers and assemblers the production requirements for our HDTVs. Taiwan Kolin Co. Ltd. is our principal contract manufacturer and our sole source of the electronic components and subassemblies of our LCD HDTV products. The loss of our relationships with our contract manufacturers or assemblers, particularly Kolin, or their inability to conduct their manufacturing and assembly services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill customer orders in accordance with required delivery, quality, and performance requirements. If this were to occur, the resulting decline in revenue and revenue potential would harm our business. Securing new contract manufacturers and assemblers is time-consuming and might result in unforeseen manufacturing, supply, and operational problems.
Our contract manufacturers and assemblers must maintain satisfactory delivery schedules and their inability to do so could increase our costs, disrupt our supply chain, and result in our inability to deliver our HDTV products, which would adversely affect our results of operations.
     Our contract manufacturers and assemblers must maintain high levels of productivity and satisfactory delivery schedules. We do not have long-term arrangements with any of our contract manufacturers or assemblers that guarantee production capacity, prices, lead times, or delivery schedules. Our contract manufacturers and assemblers serve many other customers, a number of which have greater production requirements than we do. As a result, our contract manufacturers and assemblers could determine to prioritize production capacity for other customers or reduce or eliminate services for us on short notice. Any such problems could result in our inability to deliver our products in a timely manner and adversely affect our operating results.
Shortages of components and materials may delay or reduce our sales and increase our costs.
     Our inability or the inability of our contract manufacturers and assemblers to obtain sufficient quantities of components and other materials necessary for the production of our products could result in delayed sales or lost orders, increased inventory, and underutilized manufacturing capacity. For example, we experienced production delays when our former supplier of light engines experienced quality and delivery issues. Many of the materials used in the production of our HDTV and microdisplay products are available only from a limited number of foreign suppliers. As a result, we are subject to increased costs, supply interruptions, and difficulties in obtaining materials. Our OEM customers also may encounter difficulties or increased costs in obtaining from others the materials necessary to produce their products into which our LCoS microdisplays are incorporated.

     We depend on AU Optronics, Chi Mei Optoelectronic, LG Phillips, and Samsung for LCD panels and on Kolin for the electronic components and subassemblies for our LCD HDTV products. We depend on Shanghai-based Semiconductor Manufacturing International Corporation, or SMIC, for the fabrication of silicon wafers; Taiwan-based United Microelectronics Corporation, or UMC, for ASICs; Pixelworks, Silicon Optics, ATI, and Zoran for video processing integrated circuits; Toppan for screens; and various Asian suppliers for printed circuit board assembly and remote controls for our HDTV products. We also depend on UMC for the fabrication of silicon wafers and ASICs for our near-to-eye microdisplay products. We do not have long-term contracts with any of these suppliers. As a result, none of them is obligated to supply us for any specific period, in any specific quantity, or at any specific price, except as provided in purchase orders from time to time. The termination of our arrangements with any of these suppliers, or their inability or unwillingness to provide us with the necessary amount or quality of supplies on a timely basis, would adversely affect our ability to manufacture and ship our products until alternative sources of supply could be arranged. We may not be able to secure alternative arrangements.
     Materials and components for some of our major products may not be available in sufficient quantities to satisfy our needs because of shortages of these materials and components. Any supply interruption or shortages may result in lost sales opportunities.
     We place orders for components, determine production, and plan inventory in advance based on our forecast of consumer demand, which is highly volatile and difficult to predict. We may experience a shortage of LCD panels, which may result in our inability to meet demand for our LCD televisions, or a surplus of LCD panels that may result in the recording of losses should LCD panel prices decline. We consume a large volume of parts and components for our products, and market fluctuations may cause a shortage of parts and components and may affect our production or the cost of goods sold. Our profitability may also be adversely affected by supply or inventory shortages or inventory adjustments that, as a result of efforts to reduce inventory by temporarily halting production or by reducing the price of goods, will lead to an increase in the ratio of cost of sales to sales. We write down the value of our inventory when components or products have become obsolete, when inventory exceeds the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value. Such inventory adjustments can have a material adverse effect on our operating income and profitability.
Our business depends on new products and technologies.
     We operate in rapidly changing industries. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we will be required to expend substantial funds for and commit significant resources to the following:
•	designing and developing new products and product enhancements that appeal to consumers;

•	meeting the expectations of our retail and OEM customers in terms of product design, product cost, performance, and service;

•	expanding our manufacturing resources;

•	continuing research and development activities on existing and potential products;

•	engaging additional engineering and other technical personnel;

•	purchasing advanced design, production, and test equipment; and

•	maintaining and enhancing our technological capabilities.
     We may be unable to recover any expenditures we make relating to one or more new products or technologies that ultimately prove to be unsuccessful for any reason. In addition, any investments or acquisitions made to enhance our products, sales channels, or technologies may prove to be unsuccessful.
     Our future operating results will depend to a significant extent on our ability to provide new products that compare favorably on the basis of time to introduction, cost, and performance with the products of competitive suppliers and evolving technologies. Our success in attracting new customers and developing new business depends on various factors, including the following:
•	innovative development of new products;

•	efficient, timely, and cost-effective manufacture of our products;

•	the acceptance of our technology; and

•	utilization of advances in technology.
     Our future success depends on our ability to address the rapidly changing needs of our customers by developing, acquiring, and introducing new products and product updates on a timely basis. We must also extend the operation of our products to new formats and keep pace with technological developments and emerging industry standards. We intend to commit substantial resources to developing new products, product features, and technological advances in the HDTV market. This market is relatively new, and industry standards for the HDTV market are evolving and changing. If the HDTV market does not develop as anticipated, or if demand for our products and services in this market does not materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.
We must protect our intellectual property and could be subject to infringement claims by others.
     We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We seek to protect certain aspects of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:
•	intellectual property laws may not protect our intellectual property rights;

•	third parties may challenge, invalidate, or circumvent any patents issued to us;

•	rights granted under patents issued to us may not provide competitive advantages to us;

•	unauthorized parties may attempt to obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar technology or design around any patents issued to us; and

•	effective protection of intellectual property rights may be limited or unavailable in some foreign countries in which we operate.
     We may not be able to obtain effective patent, trademark, service mark, copyright, and trade secret protection in every country in which our products are produced or sold. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement and such action may be unsuccessful. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.
     Third parties could claim that we are infringing their patents or other intellectual property rights. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. Litigation can be very expensive and can distract our management time and attention, which could adversely affect our business.

Our operations in foreign countries expose us to a variety of risks.
     Our operations in foreign countries expose us to a variety of risks. Most of our contract manufacturers and assemblers are located abroad, and we and our contract manufacturers and assemblers purchase certain materials from international sources. Purchasing supplies and manufacturing and selling products internationally expose us to various economic, political, and other risks, including the following:
•	difficulties in staffing, managing, and operating an international operation;

•	the burdens and costs of compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

•	imposition of governmental controls, including trade and employment restrictions and restrictions on currency conversion or the transfer of funds;

•	transportation delays or interruptions and other effects of less developed infrastructures;

•	fluctuations in foreign currency exchange rates and difficulties in hedging foreign currency transaction exposures;

•	economic instability, such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for consumer electronic products or which could make our products more expensive in those countries;

•	employment and severance issues, including possible employee turnover or labor unrest;

•	overlap of tax issues;

•	tariffs and duties;

•	potential loss of proprietary information as a result of piracy, misappropriation, or laws that may be less protective of our intellectual property rights;

•	limitations on future growth or inability to maintain current levels of revenue from international operations if we do not invest sufficiently in our international operations;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

•	seasonal reductions in business activity in the summer months in Asia and in other periods in other countries;

•	costs and delays associated with developing our products in multiple languages; and

•	political unrest, war, or terrorism in areas in which we do business.
     Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, changes in the current tariff structures, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises could adversely affect our ability to manufacture or sell products in foreign markets and to purchase materials or equipment from foreign suppliers. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our products to our U.S. customers.

     While we transact business predominantly in U.S. dollars and bill and collect most of our sales in U.S. dollars, we occasionally collect a portion of our revenue in non-U.S. currencies. In the future, customers may make payments in non-U.S. currencies.
     Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.
The cyclical nature of the consumer electronics industry may cause substantial period-to-period fluctuations in our operating results.
     The consumer electronics industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, intense competition, and production overcapacity. In addition, the consumer electronics industry is cyclical in nature. We may experience substantial period-to-period fluctuations in our operating results, at least in part because of general industry conditions or events occurring in the general economy.
Our operating results may have significant periodic and seasonal fluctuations.
     In addition to the variability resulting from the short-term nature of the commitments of our customers, other factors may contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:
•	effectiveness in managing manufacturing processes;

•	changes in cost and availability of labor and components;

•	the timing and volume of orders relative to our capacity;

•	market acceptance of our products;

•	product introductions or enhancements by us and our competitors;

•	evolution in the life cycles of products;

•	timing of expenditures in anticipation of future orders;

•	product mix;

•	pricing and availability of competitive products;

•	changes or anticipated changes in economic conditions;

•	the cancellation or deferral of product purchases as a result of weak or uncertain economic and industry conditions or the anticipation of new products or product updates by us or our competitors;

•	changes in the competitive landscape due to mergers, acquisitions, or strategic alliances that could allow our competitors to gain market share;

•	the unpredictability of the timing and magnitude of our sales through direct sales channels and indirect sales channels;

•	the seasonal nature of our sales;

•	changes in our pricing and distribution terms or those of our competitors; and

•	the possibility that our business will be adversely affected as a result of the threat of terrorism or military actions taken by the United States or its allies.
     You should not rely on the results of prior periods as an indication of our future performance. Our operating expense levels are based, in significant part, on our expectations of future revenue. If we have a shortfall in revenue or orders in any given quarter, we may not be able to reduce our operating expenses quickly in response. Therefore, any significant shortfall in revenue or orders could have an immediate adverse effect on our operating results for that quarter. In addition, we may experience high operating expenses, and our operating results may fall below the expectations of investors, if we fail to manage our business effectively.
Our products are complex and may require modifications to resolve undetected errors or unforeseen failures, which could lead to an increase in our costs, a loss of customers, or a delay in market acceptance of our products.
     Our products are complex and may contain undetected errors or experience unforeseen failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, and cause significant customer relations and business reputation problems. If we deliver products with defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We also may agree to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.
Our LCoS microdisplay products may not achieve commercial success or widespread market acceptance.
     A key element of our current business involves the ongoing commercialization of our LCoS microdisplay technology. Our LCoS products may not achieve customer or widespread market acceptance. Some or all of our LCoS products may not achieve commercial success as a result of technological problems, competitive cost issues, yield problems, and other factors. Even when we successfully introduce a new LCoS product designed for OEM customers, our OEM customers may determine not to introduce or may terminate products utilizing our products for a variety of reasons, including the following:
•	difficulties with other suppliers of components for the products;

•	superior technologies developed by our competitors;

•	price considerations;

•	lack of anticipated or actual market demand for the products; and

•	unfavorable comparisons with products introduced by others.
Various target markets for our LCoS microdisplays are uncertain, may be slow to develop, or could use competing technologies.
     Various target markets for our LCoS microdisplays, including LCoS HDTVs, LCoS home theaters, and near-to-eye microdisplays, are uncertain, may be slow to develop, or could utilize competing technologies, especially high-temperature polysilicon and digital micromirror devices. Many manufacturers have well-established positions in these markets. LCoS HDTVs have only recently become available to consumers, and widespread market acceptance is uncertain. Penetrating this market will require us to offer an improved value, higher performance proposition to existing technology. In addition, the commercial success of the near-to-eye microdisplay market is uncertain. Gaining acceptance in these markets may prove difficult because of the radically different approach of microdisplays to the presentation of information. We must provide customers with lower cost, higher performance microdisplays for their products in these markets. The failure of any of our target markets to develop, or our failure to penetrate these markets, would impede our sales growth. Even if our products successfully meet their price and performance goals, our retailer customers may not achieve success in selling our LCoS HDTVs and our OEM customers may not achieve commercial success in selling their products that incorporate our microdisplay products.
We do not sell our LCoS microdisplays to end users and depend on the market acceptance of the products of our customers.
     We do not sell our LCoS microdisplay products to end users. Instead, we design and develop LCoS microdisplay products that our OEM customers incorporate into their products. As a result, our success depends on the ability of our OEM customers to sell their products. Any significant slowdown in the demand for our customers’ products would adversely affect our business.
     Because our success in the LCoS microdisplay business depends on the widespread market acceptance of our customers’ products, we must establish relationships for our microdisplay products with OEMs in industries that have significant growth potential. Our failure to establish relationships with OEMs in those high-growth markets would reduce our revenue potential.
     Our dependence on the success of the products of our OEM customers exposes us to a variety of risks, including the following:
•	our ability to supply products for customers on a timely and cost-effective basis;

•	our success in maintaining customer satisfaction with our products;

•	our ability to match our manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

•	customer order patterns, changes in order mix, and the level and timing of orders placed by customers that we can complete in a quarter; and

•	the cyclical nature of the industries and markets that we serve.
     Our failure to address these risks would adversely affect our results of operations.
We have not reached definitive agreements with any traditional consumer electronics retailers to sell our LCoS HDTVs, and we do not have long-term purchase commitments from OEM customers for our home theater or near-to-eye microdisplay products.
     We have not reached definitive agreements with any traditional consumer electronics retailers to sell our LCoS HDTVs. The inability to secure retailers to sell our LCoS HDTVs would substantially impede our revenue growth and could require us to write off substantial investments that we have made in this aspect of our business. We anticipate that our initial LCoS HDTV sales will be to a limited number of customers. As a result, we will face the risks inherent in relying on a concentration of customers. Any material delay, cancellation, or reduction of orders by one of these customers would adversely affect our operating results.
     OEM customers for our LCoS HDTVs generally do not provide us with firm, long-term volume purchase commitments. Although we sometimes enter into manufacturing contracts with our OEM customers, these contracts typically clarify order lead times, inventory risk allocation, and similar matters rather than provide firm, long-term volume purchase commitments. As a result, OEM customers generally can cancel purchase commitments or reduce or delay orders at any time. The cancellation, delay, or reduction of OEM customer commitments could result in reduced revenue and in our holding excess and obsolete inventory and having unabsorbed manufacturing capacity. The large percentage of our OEM sales to customers in the electronics industry, which is subject to severe competitive pressures, rapid technological change, and product obsolescence, increases our inventory and overhead risks.
     In addition, we make significant decisions, including production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for our products reduce our ability to estimate accurately the future requirements of those customers. Our operating results may be materially and adversely affected as a result of the failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in customer requirements. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross margins and operating results.
     On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have had a net increase in our manufacturing capacity over the past few years, we may not have sufficient capacity at any given time to meet all of our customers’ demands or to meet the requirements of a specific project.
We have encountered delays in the procurement and production of light engines, and additional delays would harm our ability to manufacture LCoS HDTVs.
     In 2004, we utilized a third-party supplier to manufacture the light engines used to project the image in our LCoS HDTVs. Due to quality and delivery schedule concerns, we began producing our own light engines rather than rely on our prior supplier. The production of light engines involves complex engineering issues that we must successfully address. If we are unable to produce light engines in sufficient quantities, or at all, our ability to manufacture LCoS HDTVs would be harmed.
     Our ability to compete successfully in selling LCoS HDTVs depends on a number of factors, both within and outside our control. These factors include the following:
•	our success in developing and producing new products;

•	our ability to address the needs of our retail and OEM customers;

•	the pricing, quality, performance, reliability, features, ease of use, and diversity of our products;

•	the quality of our customer service;

•	our efficiency of production;

•	product or technology introductions by our competitors; and

•	foreign currency devaluations, especially in Asian currencies, such as the Japanese yen, the Korean won, and the Taiwanese dollar, which may cause a foreign competitor’s products to be priced significantly lower than our products.
We are subject to lengthy development periods and product acceptance cycles.
     We sell our microdisplay products to OEMs, which then incorporate them into the products they sell. OEMs make the determination during their product development programs whether to incorporate our microdisplay products or pursue other alternatives. This may require us to make significant investments of time and capital well before our OEM customers introduce their products incorporating our products and before we can be sure that we will generate any significant sales to our OEM customers or even recover our investment.
     During an OEM customer’s entire product development process, we face the risk that our products will fail to meet our OEM customer’s technical, performance, or cost requirements or will be replaced by a competing product or alternative technology. Even if we offer products that are satisfactory to an OEM customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events would adversely affect our revenue. The lengthy development period also means that it is difficult to immediately replace an unexpected loss of existing business.

Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are important to our success.
     Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are important to our success. We currently produce all of our LCoS microdisplays on this dedicated line. This facility also houses our principal research, development, engineering, design, and certain managerial operations. Any event that causes a disruption of the operation of this facility for even a relatively short period of time would adversely affect our ability to produce our LCoS microdisplays and to provide technical and manufacturing support for our customers.
We have previously experienced low manufacturing yields in commencing production of LCoS microdisplays, and we must achieve satisfactory manufacturing yields.
     The design and manufacture of microdisplays are new and highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel and equipment. As a result of these factors, we have previously experienced low manufacturing yields in producing LCoS microdisplays. These issues could continue, and we may in the future encounter lower than desired manufacturing yields as we manufacture LCoS microdisplays in higher volumes, which could result in the delay of the ramp-up to high-volume LCoS manufacturing production. A return to lower than expected manufacturing yields could significantly and adversely affect our operating margins.
     Although we added additional equipment to our Arizona manufacturing facility in the last two years for manufacturing LCoS microdisplays, the high-volume manufacture of LCoS microdisplays will require us to overcome numerous challenges, including the following:
•	the availability of a sufficient quantity of quality materials;

•	the implementation of new manufacturing techniques;

•	the incorporation of new handling procedures;

•	the maintenance of clean manufacturing environments; and

•	the ability to master precise tolerances in the manufacturing process.
     In addition, the complexity of manufacturing processes will increase along with increases in the sophistication of microdisplays. Any problems with our manufacturing operations could result in the lengthening of our delivery schedules, reductions in the quality or performance of our design and manufacturing services, and reduced customer satisfaction.
We must effectively manage our growth.
     The failure to manage our growth effectively could adversely affect our operations. Our ability to manage our planned growth effectively will require us to
•	enhance our operational, financial, and management systems;

•	expand our facilities and equipment; and

•	successfully hire, train, and motivate additional employees, including the technical personnel necessary to operate our production facility in Tempe, Arizona.
We depend on key personnel.
     Our operations depend substantially on the efforts and abilities of our senior management as well as our technical, sales, and other key personnel. The loss of services of one or more of our key employees or the inability to add key personnel could have a material adverse effect on our business. Although we maintain employment, non-competition, and nondisclosure covenants with certain key personnel, we do not currently have any key person life insurance covering any officer or employee or employment agreements with most of our employees.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.
     We plan to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets and sales channels, enhance our technical capabilities, or otherwise offer growth opportunities. While we have no current agreements or active negotiations underway, we may buy businesses, products, or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership, incur substantial debt, or assume contingent liabilities.
     Our experience in acquiring other businesses and technologies is limited. Potential acquisitions also involve numerous risks, including the following:
•	problems integrating the purchased operations, technologies, products, or services with our own;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	potential loss of key employees and customers of purchased organizations;

•	increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act; and

•	risk of impairment charges related to potential write-downs of acquired assets in future acquisitions.
     Our acquisition strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, we may encounter difficulties in integrating the operations of acquired businesses with our own operations or managing acquired businesses profitably without substantial costs, delays, or other operational or financial problems.
We may not realize the benefits we expected from our merger with Syntax.
     The integration of our business with the business of Syntax will be complex, time-consuming, and expensive and may disrupt the combined business. We will need to overcome significant challenges in order to realize any benefits or synergies from the merger. These challenges include the timely, efficient, and successful execution of a number of post-merger events, including the following:
•	integrating the business, operations, and technologies of the two companies;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of each company and attracting additional customers;

•	retaining strategic partners of each company and attracting new strategic partners;

•	creating uniform standards, controls, procedures, policies, and information systems; and

•	the challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs.
     The inability to manage successfully the substantially larger and internationally diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on us and, as a result, on the market price of our common stock. The execution of these post-merger events will involve considerable risks and may not be successful. These risks include the following:
•	the potential disruption of ongoing business and distraction of our management;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	unanticipated expenses and potential delays related to integration of the operations, technology, and other resources of the two companies;

•	the impairment of relationships with employees, suppliers, and customers as a result of any integration of new management personnel;

•	greater than anticipated costs and expenses related to the integration of our businesses; and

•	potential unknown liabilities associated with the merger and the combined operations.
     We may not succeed in addressing these risks or any other problems encountered in connection with the merger. The inability to integrate successfully the operations, technology, and personnel of our businesses, or any significant delay in achieving integration, could have a material adverse effect on us, and on the market price of our common stock.
Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock.
     If the benefits of the merger are not achieved, our financial results could be adversely affected. In accordance with generally accepted accounting principles, we are accounting for the merger using the purchase method of accounting. For accounting purposes, Syntax is considered the acquiring company. As a result, we will allocate the total estimated purchase price to our net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. We will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the merger, which is expected to be approximately $1.3 million on an annual basis. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets.
We incur costs as a result of being a public company.
     As a public company, we incur significant legal, accounting, and other expenses that Syntax did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. These rules and regulations increase legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. These rules and regulations also may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

The market price for our common stock may be volatile, and many factors could cause the market price of our common stock to fall.
     Many factors could cause the market price of our common stock to rise and fall, including the following:
•	variations in our quarterly results;

•	introductions of new products or new pricing policies by us or by our competitors;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	announcements of technological innovations by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	sales of our common stock in the public market, including sales by former Syntax shareholders;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.
     In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to those companies’ operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.
We are subject to governmental regulations.
     Like all businesses, our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs from complying with existing, new, modified, or more stringent requirements. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.
Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.
     Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of us, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”
     We have also adopted a stockholder rights plan intended to encourage anyone seeking to acquire us to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of us, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of us.

     These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in control or management of our company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.
Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income.
     Our effective tax rate could be adversely affected by various factors, many of which are outside of our control. Our effective tax rate is directly affected by the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. We are also subject to changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings. Our effective tax rate is also influenced by the tax effects of purchase accounting for acquisitions, non-recurring charges, and tax assessments against acquired entities with respect to tax periods prior to the acquisition. These matters may cause fluctuations between reporting periods in which the acquisition, assessment, or settlement takes place.
Changes to current accounting principles could have a significant effect on our reported financial results or the way in which we conduct our business.
     We prepare our financial statements in conformity with accounting principles generally accepted in the United States, which are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC, the Public Company Accounting Oversight Board, and various other bodies formed to interpret and create appropriate accounting principles. A change in these principles could have a significant effect on our reported results and may even retroactively affect previously reported transactions. Our accounting policies that recently have been or may in the future be affected by changes in the accounting principles include the following:
•	stock-based compensation;

•	accounting for variable interest entities;

•	accounting for goodwill and other intangible assets; and

•	accounting issues related to certain features of contingently convertible debt instruments and their effect on diluted earnings per share.
     Changes in these or other rules may have a significant adverse effect on our reported financial results or in the way in which we conduct our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete; and other statements regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under “Risk Factors,” which include, but are not limited to, the following:
•	our inability to increase revenue, control costs, and achieve profitability;

•	the acceptance of our products by our retail, distributor, and OEM customers;

•	our ability to secure retailers or distributors to sell our LCoS HDTVs and obtain purchase commitments from our OEM customers;

•	the competitive nature of the HDTV industry and the effect of competing technologies;

•	the ability of our contract manufacturers and assemblers to produce and deliver products in a timely manner;

•	our ability to obtain sufficient levels of components necessary for the production of our products at satisfactory prices;

•	the ability of retailers and distributors to successfully market and sell our HDTVs;

•	our ability to realize the expected benefits of our merger with Syntax;

•	our ability to successfully maintain our manufacturing processes and capacity and to enhance our technological capabilities;

•	our ability to raise additional capital to finance our business;

•	our ability to protect our intellectual property;

•	our ability to effectively transact business in foreign countries;

•	the cyclical nature of the consumer electronics industry;

•	our ability to effectively manage our growth;

•	our reliance on our executive officers and key personnel;

•	the ability of our strategic alliances to achieve their objectives;

•	our ability to successfully acquire companies that would complement our business; and

•	the effects of government regulation.

USE OF PROCEEDS
     We will not receive any of the proceeds from sales of shares of common stock by the selling stockholders.
PRICE RANGE OF COMMON STOCK
     Our common stock is traded on the Nasdaq National Market under the symbol “BRLC.” The following table sets forth for the periods indicated the high and low sales prices of our common stock as quoted on the Nasdaq National Market.

	High	Low
Year ended June 30, 2004
First quarter	$10.25	$8.20
Second quarter	$10.25	$7.70
Third quarter	$12.40	$7.41
Fourth quarter	$11.55	$7.25

Year ended June 30, 2005
First quarter	$9.10	$3.88
Second quarter	$4.59	$1.49
Third quarter	$3.57	$1.69
Fourth quarter	$3.20	$1.12

Year ending June 30, 2006
First quarter	$3.86	$2.37
Second quarter	$7.21	$3.02
Third quarter	$5.75	$3.35
Fourth quarter (through June 1, 2006)	$4.50	$2.02
     On June 1, 2006, the last reported sale price of our common stock was $2.22 per share. On May 31, 2006, there were 503 record holders of our common stock.

BUSINESS
Introduction
     We are a leading designer, developer, and distributor of high-definition televisions, or HDTVs, in liquid crystal display, or LCD, and liquid crystal on silicon, or LCoS, formats. Our LCD and our popular priced LCoS HDTVs, under our Olevia brand name, and our premium large-screen, rear-projection HDTVs, utilizing our proprietary LCoS microdisplay technology, are sold to high-end audio/video manufacturers, distributors of high-end consumer electronics products, and consumer electronics retailers. Our price-conscious Olevia product line includes flat panel LCD models in diagonal sizes from 20 inches to 42 inches designed for the high-volume home entertainment market; our price-performance, full feature Olevia product line includes 42-inch and 47-inch high-end HDTVs for the home entertainment and home theater markets; and our Gen II LCoS rear projection 65-inch HDTV addresses the premium audio/video market. We have established a virtual manufacturing model utilizing Asian sourced components and third-party contract manufacturers and assemblers located in close proximity to our customers to assemble our HDTVs. We also offer a broad line of LCoS microdisplay products and subsystems, including LCoS light engines and imagers, that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers, for industrial, medical, military, commercial, and consumer applications.
     Until September 2003, we operated as a division of Three-Five Systems, Inc., or TFS. In anticipation of the spin-off to the stockholders of TFS, TFS organized us as a wholly owned subsidiary. In connection with the spin-off, TFS transferred to us its LCoS microdisplay business, including the related manufacturing and business assets, personnel, and intellectual property. TFS also provided initial cash funding to us in the amount of $20.9 million. The spin-off was completed on September 15, 2003 as a special dividend to the stockholders of TFS. In November 2005, we completed a merger with Syntax Groups Corporation and changed our corporate name from Brillian Corporation to Syntax-Brillian Corporation. Syntax was incorporated in April 2003 to develop, market, and distribute electronic products through collaboration with third-party companies in Asia.
Industry Factors
Industry Background
     The worldwide conversion of media content from analog to digital is a primary growth driver in the television market. This conversion is being mandated in the United States, Europe, and Asia. For example, the U.S. Congress has set a target date of February 18, 2009 for all television transmissions to be digital. Additionally, the U.S. Federal Communications Commission requires that all televisions with screen sizes of 25 inches or larger contain an over-the-air digital tuner. The combination of declining prices, technological advances, and increasing amounts of digital programming broadcast in high definition also is driving growth in the HDTV market.
     Research data from DisplaySearch projects that 23 million HDTVs were sold in 2005 and 55 million will be sold in 2007. The greater than 50-inch large-screen HDTV market is expected to grow by 84% from 2004 to 2008 to 6.6 million units, with an estimated 3.7 million total units of all microdisplay technologies to be sold in 2009. LCD HDTV penetration is expected to increase from approximately 14.3 million units in 2005 to 43.0 million units in 2007 with LCD TV revenues growing by a three-year compounded annual growth rate, or CAGR, of 62% to $53.7 billion from 2004 to 2007. The microdisplay rear-projection market is expected to expand from 1.6 million units in 2004 to 3.4 million units in 2007 with revenues expected to reach $5.8 billion by 2007.
     Within the home electronics market, there is a continuing trend toward larger and higher-resolution video screens for home entertainment systems. Picture quality, including high resolution, high contrast ratio, and a high pixel fill factor, continue to gain importance in the HDTV market. We believe consumers are willing to spend more for higher quality entertainment in their homes to support their diverse television, video, Internet, and other digital entertainment needs.
     Microdisplays address the technological demands of the HDTV, home theater, and near-to-eye markets. Microdisplays are thumbnail-sized displays that create high-resolution images, including full motion video and computer screen content. The tiny image on a microdisplay is projected onto a screen or other surface for individual or group viewing or is viewed through a magnifying device similar to a viewfinder in portable applications. Rear-projection televisions shine a magnified image from a microdisplay onto the back of a translucent screen for viewing; home theater projectors cast the image produced by a microdisplay on a distant screen; and near-to-eye microdisplay devices produce an image that can be viewed through a magnifying headset or viewer.
HDTV Technologies
     Currently, there are several leading technologies available for HDTVs, each having its own advantages and disadvantages with respect to the other formats. The direct-view technologies are LCD and plasma based panels. The rear projection technologies are high temperature polysilicon, or HTPS, digital light processing, or DLP, and LCoS.
     Traditional cathode ray tube, or CRT, television utilizes a specialized vacuum tube in which images are produced when a moving electron beam strikes a phosphorescent surface.
     LCD televisions feature a matrix of thin film transistors that supply voltage to liquid crystal filled cells enclosed between two flat panel glass screens. When hit with an electrical charge, the crystals modulate light generated by a lamp behind the screen, reproducing colors by attenuating particular wavelengths from the spectrum of white light until the correct color is produced.
     Plasma technology is a direct-view display that has enabled the creation of large flat-panel televisions measuring less than six inches deep. In plasma televisions, the display itself consists of cells. Within each cell, two glass panels are separated by a narrow gap in which neon-xenon gas is injected and sealed in plasma form during the manufacturing process. The gas is electrically charged at specific intervals when the plasma set is in use. The charged gas then strikes red, green, and blue phosphors, thus creating a television image.
     LCoS microdisplay technology uses a liquid crystal layer that sits on top of a pixelated, reflective mirror substrate. Beneath the substrate exists another layer containing individual transistors to activate each pixel. Light is projected at the reflective surface, but it must first pass through the liquid crystal layer. When a pixel is activated, it modulates the light reaching the reflective surface. Light that is reflected is then magnified and focused onto the screen through a series of lenses. Because integrated circuits form the basis of these displays, liquid crystal on silicon technology permits a very high-resolution, high-performance display.
     Digital micromirror device, or DMD, is a proprietary product of Texas Instruments, which calls this device DLP. DLP technology is found widely in both front and rear projection televisions. At its heart is the digital micromirror device chip that contains a rectangular array of hinge-mounted individually movable microscopic mirrors, one for each pixel. The mirrors on a DLP chip can either tilt toward the light, creating a pixel of light, or swing away from the light, creating a dark pixel. Most DLP televisions and projectors use a one-chip design. In order to generate a color image on a one-chip television, the light passes through a spinning color wheel containing cyan, magenta, and yellow filters. This enables a one-chip DLP television to display 16.7 million different colors. In a three-chip design, the need for a color wheel is eliminated, and instead, the white light is divided into three colors through a prism. Each beam is focused onto one dedicated chip for each color, resulting in a very bright, rich color picture.
     High-temperature polysilicon, or HTPS, microdisplays use a transmissive technology and are available from only two large Japanese companies. HTPS displays sandwich liquid crystal material between two layers of quartz high-temperature glass. To produce images, light passes from a projection lamp into a color management and display system.
     Thin film transistor liquid crystal displays, or TFT LCDs, may also be used in the large-screen HDTV market. The principles of legal shuttering are essentially the same for HTPS as they are for large LCD HDTVs. The difference is that HTPS LCD panels are much smaller than for large LCD HDTVs. TFT LCDs must use three separate panels with special color filters to blend three black-and-white images into full color. The three images (red, green, and blue) are conveyed with a special prism into a single, precise, registered image, then magnified and projected onto the TV screen.

     Motorola has announced carbon nanotube technology designed to enable manufacturers to design large flat panel displays that exceed the image quality characteristics of plasma and TFT LCDs at lower costs. Motorola states that it is in discussions with electronics manufacturers in Europe and Asia to license the technology for commercialization. At this time, we cannot assess the performance of that technology or the effect, if any, it will have on the large-screen HDTV market.
     We believe that LCD HDTVs will dominate the flat panel HDTV market for screen sizes 50 inches and below and that LCoS HDTVs will dominate the high-end HDTV market for screen sizes of 55 inches and above. Industry sources indicate that LCD HDTVs have already overtaken plasma HDTVs at screen sizes of 37 inches or less and will overtake plasma at screen sizes of 42 inches and 50 inches within the next several years. We believe we currently rank among the 10 largest suppliers of LCD HDTVs in North America. We are in the process of commercializing our LCoS HDTVs.
     We believe that technologies that compete with LCDs and LCoS have significant disadvantages. CRTs present resolution, size, weight, performance, and power consumption issues. Although plasma television technology eliminates the need for the bulky picture tube and electron beam scanning of traditional picture tube televisions, which employ the burning of phosphors to generate an image, we believe plasma televisions still suffer from some of the drawbacks of traditional televisions. Plasma screens suffer from “burn in” when graphics or parts of an image are stationary on the screen for a long period of time. In addition, plasma consumes significant power, generates significant heat, and presents pixel longevity issues.
     DLPs are relatively expensive to manufacture, especially for larger devices with higher resolutions, and the manufacturing facilities involve major capital investments. DLP HDTVs also have image quality issues, particularly related to contrast ratio, unwanted video artifacts, and color distortion. Because the mirrors in DLPs are mechanical in nature, and thus are prone to mechanical malfunction, a mirror can become stuck, either on or off, resulting in a single pixel remaining fixed on the screen. Because of the color wheel, images on a DLP television tend to have a distracting “rainbow” effect resulting from the shifting rainbow of colors.
     High-temperature polysilicon microdisplays require special optics and are large and expensive. HTPS HDTVs, which use a transmissive technology available only from two Japanese companies, suffer from a low pixel fill factor that produces an undesirable screen door effect on the image.
     We believe LCD HDTVs provide excellent picture quality with a very thin form factor. LCDs also have extreme brightness, have rapid response times, and exhibit superior bright room viewing properties.
     We believe that liquid crystal on silicon microdisplays, particularly our Gen II LCoS microdisplays, provide a superior alternative to existing technologies in the large screen HDTV market. We believe our Gen II LCoS technology provides significant advantages in terms of resolution, brightness, contrast ratio, grayscale performance, and lifetime, particularly in larger screen sizes. Given these advanced capabilities, our LCoS HDTVs compete in the premium segment of the large-screen HDTV market. Our proprietary Gen II LCoS products have a high contrast ratio and high pixel fill factor, and we believe that they provide superior performance to the liquid crystal on silicon technologies produced by our competitors.
Near-to-Eye Applications
     The near-to-eye market for microdisplays consists of an established electronic viewfinder market and an emerging high-resolution viewer market. In the high-resolution near-to-eye markets, professional applications in the industrial, medical, and military markets have been the first to develop. These markets demand superior image quality and high resolution for image, video, and multimedia applications. Wearable computing, endoscopic surgery, augmented reality systems, and riflescope applications are examples of product categories in this segment. Examples of products emerging in professional and commercial applications include wearable products for enterprise network access, head-mounted displays for night vision systems, and viewers for test and measurement systems. As prices for high-resolution near-to-eye microdisplays decline, we expect professional and commercial applications to broaden.
     We believe the consumer market will be the largest unit volume near-to-eye microdisplay market. Consumers in this market demand high information content and power-efficient displays with increasing functionality and smaller sizes. Anticipated initial applications include head-mounted display products for video games, portable DVD viewers, and secondary monitors for privately viewing notebook computers. Head-mounted microdisplays provide features that are unavailable in current video game products. These features include head tracking and stereo and 3-D vision, which we believe provide superior game immersion and realism. Products currently offered in the head-mounted video game market have low resolution and have experienced limited market success. By contrast, we believe liquid crystal on silicon microdisplays offer high resolution and a much improved video game experience.
     Direct-view displays currently are the primary means of viewing content in portable devices. Delivery of high information content through a small, direct-view display in a portable device, however, presents difficult technological challenges and human interface issues. As portable products become smaller, their direct-view displays also become smaller, limiting the information content and visual experience offered. Small direct-view displays can offer limited types of data, often involve cumbersome navigation, and usually present information only in black and white. Larger direct-view displays that can present more information and full-screen content, color, and motion consume battery power quickly, do not offer superior image quality, and are relatively costly.
     We believe the only available microdisplay technologies targeting portable near-to-eye applications are high-temperature polysilicon and other transmissive silicon technologies, organic light emitting diode, or OLED, on silicon, and liquid crystal on silicon. An OLED is an electronic device that emits bright light upon the application of an electrical current. We believe that high-temperature polysilicon and other transmissive silicon technologies have been unable to deliver resolutions at or above Super Video Graphics Display (SVGA) (800 pixels by 600 pixels) with acceptable video performance or image quality. Due to their organic nature, OLED-based microdisplays suffer from short lifetimes and need to use color filters, which results in a pixelated image. We believe that our LCoS microdisplays provide the best commercially available solution for high-resolution, color, near-to-eye applications.
Strategy
     Our goal is to enhance our leadership position in the HDTV market as well as to become a leading supplier of microdisplays to OEMs for both projection and near-to-eye applications. Key elements of our strategy include the following:
Expand Our Market Share Across Multiple HDTV Market Segments
     We intend to increase our market share across the various segments of the HDTV market. In this regard, we plan to emphasize the attractive price points of our products relative to their performance, the increasing consumer awareness of our brand, and our experience in supply-chain management. We plan to use our price-conscious Olevia LCD product line to expand further our leading market position in the high-volume segment of the home entertainment market; our full feature, price-performance Olevia LCD product line to enhance our position in the high-end home entertainment and home theater markets; and our Gen II LCoS rear-projection product to penetrate the premium segment of the large-screen HDTV market. We believe our strategy of targeting multiple market segments will enable us to increase sales at a faster pace, expand our customer base, and achieve efficiencies of scale. Additionally, we believe that this strategy will allow us to leverage the brand names and marketing resources of our key customers in order to drive increased sales of our products.
Leverage Our Global Virtual Manufacturing Model
     We plan to leverage our global virtual manufacturing model by utilizing Asian sourced components and third-party contract manufacturers and assemblers located in close proximity to our customers to assemble our HDTVs. This strategy results in a scalable business model; enables us to concentrate on our core competencies of product design, marketing, research and development, and technological advances; and reduces our capital expenses. We expect our virtual manufacturing strategy to allow us to maintain a variable cost model.
Capitalize on Our Technological Expertise
     We plan to capitalize on our technological expertise in LCD and LCoS technologies in order to offer cost-effective, innovative, high-quality products and licensing opportunities for our proprietary technologies. In the LCoS HDTV market, we plan to utilize our technological expertise to advance our industry-leading position in terms of picture quality through increased resolution, higher contrast ratios, and greater pixel fill factors. In the near-to-eye market, we plan to utilize our extensive intellectual property portfolio and technological expertise to provide competitive advantages and extend the functionality of our products. We intend to continue to develop our technology to increase the performance of our near-to-eye products while reducing their size, weight, cost, and power consumption. We utilize our advanced manufacturing line at our Tempe, Arizona facility with its experienced manufacturing team to produce our LCoS microdisplays. We seek to increase our manufacturing efficiencies, yields, and quality to reduce the cost and speed the delivery of our LCoS microdisplays. We stress manufacturing process and seek to leverage our participation in both the LCoS HDTV and near-to-eye markets.
Pursue Additional Strategic Relationships
     We intend to enter into strategic relationships with leading companies serving our target markets in order to expand our manufacturing resources, distribution channels, and technology and enhance our business and competitive position. In the HDTV market, we seek contract manufacturers, component suppliers, and designers that further our goal of providing superior products while advancing our competitive position. In the microdisplay markets for OEMs, we seek strategic relationships to enhance our ability to offer value-added microdisplay products, address new markets, gain market share, and maintain technological leadership.
Provide Value-Added Customer Service for OEMs
     We plan to foster strong and long-lasting customer relationships by providing OEM customers with the most advanced microdisplays for their products. We offer a range of microdisplay products designed to satisfy varying OEM customer needs in the most efficient manner. We attempt to enhance the competitive position of our OEM customers by providing them with high-quality microdisplay products on a timely and cost-effective basis that enable them to increase the functionality, reduce the size, lower the cost, and enhance the user experience of their own products. To do so, we work to improve our productivity, to reduce costs, and to speed the delivery of our microdisplay products. We also devote considerable effort to support our OEM customers after the purchase of our microdisplay products. In this regard, we seek to develop key customer relationships with leading companies in the LCoS HDTV market. We are currently targeting private label retail opportunities with high-end audio/video manufacturers, distributors of high-end consumer electronics products, and consumer electronics retailers. Our strategy also provides our audio/video manufacturer customers with the opportunity to bundle their electronics with our LCoS HDTVs into an integrated entertainment system. This bundling of electronics with LCoS HDTVs provides increased sales opportunities for our audio/video manufacturer customers and simplifies the purchase decision for the ultimate consumer.
Products
High-Definition Televisions
     We offer a variety of HDTVs with various features ranging from our price-conscious Olevia LCD models for the high-volume home entertainment market; to our full feature, price-performance LCD models for the high-end home entertainment and home theater markets; to our Gen II LCoS rear-projection HDTVs for the premium large screen HDTV audio/video market. We offer our LCD HDTVs in sizes ranging from 20 inches to 47 inches with resolutions of both 720p and 1080p. All our LCD products are HDTV ready or include ATSC turners.
     Our products are designed to avoid sales channel conflict and fulfill the different requirements for each particular channel in which we sell our products. Our LCoS Gen II HDTVs are available in 720p and 1080p resolutions. All are HDTV ready or have ATSC turners.
     Contrast ratio is the difference between the dark part of the picture and the light area of the picture; resolution refers to picture clarity; and response time describes the speed that a display can change from one image to another, with faster response times resulting in minimized blurred images and motion lag.
     We are currently offering our rear-projection 65-inch LCoS HDTVs with resolutions of 720p and 1080p in the custom installer, system integrator, and professional audio/video reseller markets. The HDTV monitors in those products, which are based on our proprietary Gen II LCoS microdisplay technology, feature a three- or six-pixel light engine. We believe these products offer the highest commercially available on-screen native LCoS contrast ratio in a rear-projection HDTV, feature exceptional gray scale performance, deep black levels, high brightness, a 170-degree viewing angle, an ultra-fine pitch 16:9 widescreen, artifact-free full motion video, and excellent audio performance. Our LCoS HDTV products also provide software ungradeability and a wide range of calibration features designed to optimize the viewing performance for home theater and commercial applications.
Microdisplay Products
     We offer a broad line of LCoS microdisplay products and subsystems that OEMs can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications. Our microdisplay products include a line of LCoS display imagers and associated application specific integrated circuits, or ASICs, that provide driver, controller, and converter functions that operate the imager. An ASIC is a semiconductor designed for a specific application. Our imager products have resolutions and sizes designed for specific market segment applications. We offer imager products of SXGA to 720p and 1080p resolutions in a variety of sizes designed for the specific market segment applications of our customers.
     We have provided prototypes of our BR1920 and BR1080 imagers to potential customers for evaluation. Our product line also includes optical modules for near-to-eye applications. Optical modules include illumination, prisms, color separators and combiners, and lenses to provide complete display products. Our offerings also include development kits, schematic plans, and specifications, or reference designs, in order to accelerate time to market for our OEM customers.
Projection Applications
     In addition to the rear-projection HDTV market and the front-projection home theater market, our microdisplay products address several smaller projection markets, including photo printers and digital cinema. For projection applications, we offer products with SXGA and HDTV1 resolutions and are developing products with HDTV2 resolution.
Near-to-Eye Applications
     We produce products to serve the near-to-eye market, including SVGA imagers, display modules, and reference designs. Our display modules allow OEM customers to focus on end-product design and packaging, because they can use our full-color SVGA resolution microdisplay as a drop-in assembly.
     Our near-to-eye products typically are mounted in a headset and provide image magnification. The magnified image appears to the user with the clarity, size, and resolution of a computer monitor. These products also are compact, lightweight, and highly energy efficient. With high resolution and small size, we believe LCoS microdisplays offer unique advantages for these wearable and portable products. Products based on LCoS microdisplays have long lifetimes, can be made lightweight with low power requirements, and display sharp, bright images. Our LCoS microdisplays also withstand wide ambient temperature ranges, a feature that is important for industrial and portable applications. In addition, our associated ASICs enable fast rendering of images, an important attribute for viewing full-motion video.
     To date, our near-to-eye product sales have been concentrated in specific industrial, medical, and military applications. Product shipments have included LCoS microdisplays for monocular and binocular head-mounted displays, video telescopes, surgical microscopes, and riflescopes. We are developing microdisplays for use in headsets for video games. These microdisplay headset products are designed to provide users with an enhanced video game experience by allowing greater immersion into the game. We also are pursuing the development of microdisplay-based monocular or binocular displays for use in various high information content portable electronic devices, such as portable DVD viewers, mobile handsets, PDAs, and wireless Internet appliances.
Manufacturing
     We employ a virtual manufacturing model through third-party relationships for our HDTV products except our light engines. We believe our virtual manufacturing strategy provides a scalable business model; enables us to concentrate on our core competencies of product design, marketing, research and development, and technological advances; and reduces our capital expenditures. In addition, we expect this strategy to reduce significantly our inventory costs because we will not pay many of our manufacturing costs until we have actually shipped our HDTVs to our customers and billed those customers for those products.
     We have a manufacturing arrangement with Taiwan Kolin Co. Ltd., a provider of innovative and high-quality digital monitors, LCD and LCoS high-definition and high-resolution televisions, under which Kolin produces the electronic components and subassemblies of our LCD televisions. We perform final quality acceptance of our products. We jointly select and qualify with Kolin vendors for LCD panels, electronic components, and subassemblies that Kolin does not itself manufacture, and actively participate in discussions of terms and conditions with them. We have several alternative sources for each important component.
     We do not have long-term agreements with any of our contract manufacturers or assemblers that guarantee production capacity, prices, lead times, or delivery schedules. The strategy of relying on those parties exposes us to vulnerability owing to our dependence on a few contract manufacturers or assemblers. We may establish relationships with other contract manufacturers or assemblers in order to reduce our dependence on any one source of supply.
     Together with Kolin and its electronic research and development affiliate, DigiMedia Technology Co., Ltd., we maintain strategic relationships with Chi Mei Optoelectronic, AU Optronics, LG.Philips LCD, and Samsung, which are major manufacturers of LCD panels suitable for use in the manufacturing of our Olevia LCD televisions.
     We utilize an advanced manufacturing line in our Tempe facility to manufacture and test our LCoS microdisplay imagers. The manufacturing facility is fully equipped in all areas of manufacturing, including front-end, back-end, packaging, and test. The front-end processes are conducted in side-by-side Class 100 and Class 1000 clean rooms. Back-end manufacturing, packaging, and test procedures are all conducted in a Class 1000 clean room. We have an extensive quality control program and maintain quality systems and processes that meet or exceed the demanding standards set by many leading OEMs in our targeted industries. We have received ISO 9001:2000 certification of our manufacturing facility and corporate headquarters in Tempe, Arizona. We base our quality control program upon statistical process control, which advocates continual quantitative measurements of crucial parameters and uses those measurements in a closed-loop feedback system to control the manufacturing process. We perform product life testing to help ensure long-term product reliability. We analyze results of product life tests and take actions to refine the manufacturing process or enhance the product design.
     We have manufactured our LCoS microdisplays and our light engines at our Tempe, Arizona facility. Our light engine combines our LCoS microdisplays with a lamp and an optical core or prism set. In April 2006, we entered into a strategic relationship with China South Industries Group Corporation, or China South, a state-owned enterprise directly under the administration of China’s Central government. The strategic relationship resulted in the formation of a joint venture company called Sino-Brillian Display Technology Corporation, or SBDT. SBDT is to assemble and sell LCoS light engines to HDTV manufacturers initially in China and eventually in the rest of the world. SBDT will use our LCoS imagers exclusively in the light engines as well as China South’s optical components.
     Separately, one of our contractors assembles a printed circuit board, or PCB, which contains the necessary electronics and color management systems. The light engine, the PCB, a screen, a case, and other necessary components are then shipped to our assembler for final assembly into an HDTV.
Suppliers
     We obtain the LCD panels for our LCD HDTVs from AU Optronics, Chi Mei Optoelectronic, LG.Phillips LCD, and Samsung and the electronic components and subassemblies for our LCD HDTVs from Kolin. With respect to our LCoS HDTVs, we obtain silicon wafers from SMIC, ASICs from UMC, video processing integrated circuits from Pixelworks, Silicon Optics, ATI, and Zoran, screens from Toppan, lamps from OSRAM, and printed circuit board assemblies and remote controls from various Asian suppliers.
     Components and raw materials constitute a substantial portion of our LCoS microdisplay costs. The principal components and raw materials we use in producing our LCoS microdisplays consist of specialized glass, silicon wafers, ASICs, liquid crystal, and packaging materials.

     Our procurement strategy is to secure alternative sources of supplies for the majority of these materials. Many of these materials, however, must be obtained from a sole or limited number of foreign suppliers, which subjects us to the risks inherent in obtaining materials from foreign sources, including supply interruptions and currency fluctuations. We have no short-, medium-, or long-term contracts with any of our suppliers. We purchase all of our components and raw materials on a purchase-order basis. Our suppliers generally are meeting their requirements, and we believe our strategic supplier alliances have further strengthened our relations with offshore suppliers.
Customers
     We currently sell our Olevia HDTV products directly to retailers and through distributors to leading national consumer electronics retailers, such as CompUSA, Inc., Circuit City, K-Mart, Office Depot, and Fry’s Electronics, Inc.; regional consumer electronics retailers, such as ABC Appliance, Inc. and J & R Electronics, Inc.; online/television retailers, such as Amazon.com, Inc. and Buy.com, Inc.; and high-end audio/video distributors, such as D&H Distributor Co. and BDI Laguna, Inc. BDI Laguna, Inc. distributes our products for resale through BuyRite Electronics, HSN LP (HSN), Radio Shack (RadioShack.com), Staples, Inc. (Staples.com), and Tech Depot.com (C4Sure).
     For the year ended June 30, 2005, sales to BDI Laguna, Inc., PC PRO Trading Limited, and CompUSA, Inc. accounted for approximately 19.9%, 15.9%, and 15.8%, respectively, of our revenue. For the year ended June 30, 2004, sales to Lasertech Computer Distributor, Inc. and TigerDirect, Inc. accounted for approximately 29.8% and 13.7%, respectively, of our revenue. No other customer accounted for more than 10% of our revenue during those periods.
     Our initial LCoS HDTV product is targeted at the premium segment of the large-screen HDTV market. This premium market segment generally consists of screen sizes greater than 50 inches and retail prices greater than $6,000. The typical consumer in this segment generally will be features driven and desire the best picture available. We have agreements with Starin Marketing, Electograph Systems, Inc., and The Advantage Group, which are independent national distribution organizations, to distribute our LCoS HDTVs. Through these agreements, we will be able to reach the custom installer, system integrator, and professional audio/video reseller markets.
     OEM products that have been announced to date for near-to-eye applications include the following:
•	video game, personal video player, and medical head-mounted devices from I-Display Systems;

•	a night vision headset by Trivisio;

•	a headset for wearable computers designed by Shimadzu and currently offered in Hitachi and Xybernaut products;

•	an aircraft heads-up display for Rockwell;

•	a viewer for a medical microscope by Zeiss; and

•	a riflescope viewer by Brashear.
     We also have announced design relationships with Baranti and Holoeye.
     OEM customers in the projection market include SEOS, Kaiser Electronics, Zhejiang, and Rockwell. SEOS introduced a specialty rear-projection monitor for flight simulators with a 40,000:1 contrast ratio. Kaiser Electronics has announced the use of our microdisplays in its Joint Strike Force fighter and commercial aviation cockpit displays. Zhejiang utilizes our microdisplays in its consumer photo printers. Rockwell uses our microdisplays in aircraft heads-up displays.
     Our engineering, sales, and marketing professionals are actively involved with an OEM customer during all phases of prototype design, production, and product marketing by providing technical and marketing assistance. In most cases, our technical staff works with each OEM customer in the development stage to identify potential improvements to the design of the customer’s product in parallel with the customer’s efforts. We help our OEM customers incorporate our microdisplays into their products, thereby reducing the time required to bring their products to market. This assistance helps customers accelerate their design process and achieve cost-effective and manufacturable designs, as well as facilitating a smooth transition into high-volume production.
Sales and Marketing
     We participate in various technology retail and industry conferences, such as RetailVision hosted by the Gartner Group, the annual HDTV Conference sponsored by DisplaySearch, and the Flat Information Display Conference sponsored by iSuppli. We have also established a marketing presence at leading technology industry trade shows, including the Consumer Electronics Show (Las Vegas, NV), DigitalLife (New York City), and Electronic House Expo (Anaheim, CA). Through our relationship with Kolin, we have attempted to increase international recognition of the Olevia brand by participating in the Computex 2005 show in Taipei, Taiwan, and the Sino Consumer Electronics Show (Qingdao, China) in July 2005.
     We conduct a broad, high-visibility print media advertising campaign to further support our Olevia brand’s increasing leadership image. We began our initial advertising in PC World Magazine and extended the media campaign into a dozen “digital living” and “home entertainment” related publications in order to reach a broad, targeted audience.
     We believe we are one of the 10 leading suppliers of LCD HDTVs in the North American market. We believe our market position is due largely to our value proposition, the quality of our products, our effective promotion of the Olevia brand of LCD televisions through various sales channels, and our aggressive multi-faceted visibility campaigns. An important element of our sales and marketing strategy is to continue to increase market awareness, demand, and acceptance of our products by attending and exhibiting at leading industry conferences and expositions, and implementing publicity campaigns via printed and online media and television shows.
     Another significant contributor to our rapid rise in industry and consumer awareness has been the strength of our ongoing publicity campaign. In addition to ongoing announcements, we have achieved valuable third-party endorsements through a series of positive product reviews published by the media.
     We have also begun to promote our Olevia LCD televisions as a global brand in markets other than North America. A third party distributes our products in Hong Kong, Beijing, and Northern China where they are sold to leading home electronics and appliance retailers, including Broadway Photo Supply Ltd., Fortress Ltd., and Da Zhong Electronics Co. Ltd. Finally, we are actively conducting negotiations to establish a joint venture company in Brazil to introduce our products in the Latin American markets.
     We are marketing our LCoS HDTVs to various distributors for sale to their customers. These customers include high-end audio/video manufacturers, as well as distributors of high-end consumer electronics products and consumer electronics retailers. Our sales and marketing strategy is designed to enable consumer electronics resellers and consumer retail stores to address the premium portion of the LCoS HDTV market. Our strategy with high-end audio/video manufacturers is also designed to enable those manufacturers to bundle their electronics with our LCoS HDTVs into an integrated entertainment system. We initially plan to sell our HDTV products in the United States. We expect to capitalize on opportunities in the Asian market through strategic alliances and in the European market either directly or through strategic alliances.
     We market our LCoS microdisplays to OEMs through a direct technical sales force, and through distributors. A staff of in-house engineering personnel directs and aids all sales personnel. Our approach is to become a critical partner to our OEM customers rather than simply a component supplier by playing an integral role in the design and development of their products. Potential customers welcome our technological expertise and broad industry relationships because they do not always have the core competencies and relationships necessary to develop and commercialize products incorporating microdisplays.
Competition
     Our HDTVs encounter competition from a number of the world’s most recognized consumer electronics companies, such as JVC, LG Electronics, Panasonic, Philips, Samsung, Sharp, Sony, Thompson, and Toshiba.

Other companies, such as Dell, Hewlett-Packard, Gateway, and ViewSonic, could directly or indirectly compete with our HDTVs. All of these companies have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess, which afford them competitive advantages over us.
     For microdisplays used in third-party televisions, we believe that Texas Instruments, JVC, Hitachi, Aurora Systems, SpatiaLight, Epson, and Sony constitute our principal competitors. Texas Instruments has developed a digital micromirror device, which is referred to as DLP, that competes with our LCoS technology. JVC, Hitachi, eLCOS, UMO, Aurora, and SpatiaLight are developing or producing liquid crystal on silicon microdisplays based on their own technology that compete with our LCoS microdisplays. The market participation of these companies is expected to spur the market penetration of liquid crystal on silicon microdisplays. We believe that our proprietary Gen II LCoS products provide superior performance to the liquid crystal on silicon technologies produced by our competitors.
     We believe that eMagin, Epson, and Sony constitute our principal competitors for microdisplays used in near-to-eye products. eMagin manufactures a product using OLED on silicon, while Epson and Sony manufacture transmissive HTPS microdisplays, which is a type of microdisplay that can be used in some of the same applications as liquid crystal on silicon microdisplays. Numerous other established and start-up companies are also pursuing similar and related technologies that may compete with our LCoS technology.
     Positive factors in our competitive position result from our broad liquid crystal on silicon capabilities, mature technologies, and high-volume LCoS microdisplay manufacturing capabilities. A number of our competitors, however, are large multinational companies that have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them competitive advantages.
Research and Development
     Our research and development programs focus on advancing technology, developing design and manufacturing processes, and expanding our technology to serve new markets. We have assembled an experienced research and development team by hiring personnel formerly employed by various of the pioneers in the microdisplay industry. In the HDTV product line, we are also researching system components and design platforms. Our research and development activities include the following:
•	Silicon backplane design to reduce size and cost, increase resolution and performance, decrease power consumption, and integrate driver functionality.

•	Projection optics, color science, and display characterization to optimize the link between the science of LCoS and the end-user experience.

•	ASIC design to combine and enhance functionality, reduce cost, and improve HDTV picture quality.

•	Basic research and development to characterize, test, and incorporate new liquid crystal solutions, silicon substrates, and glass. Our engineers and scientists continue to investigate alternative combinations of materials to improve picture quality, cost, and manufacturability.

•	Printed circuit board design.

•	LCoS package and test development programs.
     Brillian incurred research and development expenses of $8.9 million and $8.5 million for the years ended June 30, 2005, and 2004, respectively.
Intellectual Property
     We rely on a variety of intellectual property methods, including patents, trade secrets, trademarks, confidentiality agreements, licensing agreements, and other forms of contractual provisions, to protect and advance our intellectual property. We have developed and patented a full suite of intellectual property for the microdisplay market. We hold patents in various technological arenas, including display technologies, optical system illumination technologies, and display drive electronics, and we own fully functioning reference designs. In total, we hold 51 issued U.S. patents, have 45 U.S. patents pending, and hold exclusive licenses for 12 U.S. patents. Of our issued U.S. patents, several have been issued as patents in foreign jurisdictions, and 22 more applications are pending abroad. Our patents are system and design patents relating to the production of our imagers, ASICs, optical modules, and light engines and extend from the year 2012 to the year 2023. The patents enhance our ability to protect our unique technical developments.
     We currently have trademarked two brand names. The LCoS trademark describes the technology that makes up the microdisplay. The Brillian trademark describes the microdisplay product itself. Both of these trademarks have recognition in the display community and are being promoted and used by us to gain product awareness. We have pending trademark applications for IDEA, iDiva, Olevia, and Syntax.
Government Regulation
     Our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. There can be no assurance that material costs and liabilities will not arise from complying with these or from new, modified, or more stringent requirements. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.
     Our microdisplay manufacturing operations create a small amount of hazardous waste, including various epoxies, gases, inks, solvents, and other wastes. The amount of hazardous waste we produce may increase in the future depending on changes in our operations. The general issue of the disposal of hazardous waste has received increasing focus from federal, state, local, and international governments and agencies and has been subject to increasing regulation.
Backlog
     We had no significant backlog of orders at the end of either of our last two fiscal years. Backlog consists of orders for which purchase orders have been received and which are scheduled for shipment within six months. Most orders are subject to rescheduling or cancellation with limited penalties. Because of the possibility of customer changes in product shipments, our backlog as of a particular date may not be indicative of sales for any succeeding period.
Employees
     At March 31, 2006, we employed a total of 225 persons. We consider our relationship with our employees to be good, and none of our employees are represented by a union in collective bargaining with us.
     Competition for qualified personnel in our industry is very competitive, particularly for engineering and other technical personnel. Our success depends in part on our continued ability to attract, hire, and retain qualified personnel.
Legal Proceedings
     United States Customs and Border Protection, or Customs, has issued increased duty bills against us in excess of $3.47 million stemming from a dispute with Customs regarding the tariff classification of imported multipurpose monitors under the rules of tariff construction. We believe Customs has improperly classified and valued the merchandise imported by us. Accordingly, we have filed detailed protests seeking to have the duty bills cancelled. We believe the claims are without merit and intend to vigorously defend our position regarding this matter. While we cannot predict the outcome of the matter, Kolin has affirmed in writing its agreement to indemnify us for all costs of delivery, including any additional duty that may be deemed due and payable by Customs, and we do not anticipate that the result will have any material effect on our business.

     From time to time, we are involved in other legal proceedings incidental to our business. We currently are not, however, involved in any legal proceeding that we believe would have any material adverse effect on our business, financial condition, or statement of operations, or statement of cash flows.
Properties and Facilities
     We occupy approximately 55,780 square feet in a facility in Tempe, Arizona, which houses our corporate headquarters, our manufacturing operations, and our principal research, development, and engineering activities. We sublease this facility under an agreement that extends through December 16, 2009. We occupy a facility located in City of Industry, California consisting of approximately 100,000 square feet of office, warehouse, and distribution space under a lease expiring in April 2008. Kolin maintains a small liaison office in this facility and reimburses us for 10% of our total occupancy expense. We also lease space at a facility in Boulder, Colorado, where we conduct sales, marketing, and research and development activities. We believe our existing facilities will be sufficient for our needs for at least the next 12 months.

MANAGEMENT
Directors and Executive Officers
     The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position
Vincent F. Sollitto, Jr.	57	Chairman of the Board, Chief Executive Officer, and Director
James Li	38	President, Chief Operating Officer, and Director
Wayne A. Pratt	44	Vice President, Chief Financial Officer, Secretary, and Treasurer
Thomas Chow	44	Chief Procurement Officer and Director
Michael Chan	37	Executive Vice President — LCD Operations
Robert L. Melcher	65	Chief Technology Officer
David P. Chavoustie(1)(2)	60	Director
Shih-Jye Cheng(3)	47	Director
Yasushi Chikagami(2)(3)	66	Director
Max Fang(1)(2)	53	Director
John S. Hodgson(1)(3)	52	Director
Christopher C.L. Liu	57	Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nominations and Corporate Governance Committee
     Vincent F. Sollitto, Jr. has been the Chairman of the Board of our company since November 2005 and the Chief Executive Officer and a director of our company since June 2003. Mr. Sollitto served as President of our company from June 2003 until November 2005. Mr. Sollitto served as President and Chief Executive Officer of Photon Dynamics, Inc., a provider of yield management solutions for flat panel displays, from June 1996 until January 2003. From August 1993 to June 1996, Mr. Sollitto served as the General Manager of Business Unit Operations for Fujitsu Microelectronics Inc., a semiconductor and electronics company. From April 1991 to August 1993, Mr. Sollitto served as the Executive Vice President of Technical Operations at Supercomputer Systems, Incorporated. Prior to joining Supercomputer Systems, Incorporated, Mr. Sollitto spent 21 years in various management positions at International Business Machines Corporation, including Director of Technology and Process. Mr. Sollitto serves as a director of Applied Films Corporation, a thin film deposition equipment company, and Ultratech Stepper, Inc., a photolithography equipment company, each of which is a public company.
     James Li has been the President and Chief Operating Officer and a director of our company since November 2005. Mr. Li served as Syntax’s Chief Executive Officer from July 1, 2003 until Syntax’s merger with us in November 2005, and also co-founded Syntax. Before joining Syntax, Mr. Li was the Director of OEM/ODM Business and Executive Assistant to the Chairman and CEO from December 1998 to February 2003 at Elitegroup Computer Systems, a leading manufacturer of computer motherboards. From January 1997 to December 1998, he was General Manager at Chenbro America, Inc., a computer chassis manufacturer. From December 1989 to July 1996, he was the Senior Business Manager in the Global Procurement Office at Gateway Computer, a manufacturer of home and personal computers. He received his Bachelor’s degree in English and international business from Christ’s College, Taiwan, and a Bachelor of Arts degree from Northwestern College.
     Wayne A. Pratt has been Vice President, Chief Financial Officer, Secretary, and Treasurer of our company since our formation. Mr. Pratt served as Senior Vice President and Chief Financial Officer of Limelight Networks, LLC, a provider of outsourced e-business infrastructure and IP delivery services, from April 2002 until joining Brillian in April 2003. Mr. Pratt was Senior Vice President and Chief Financial Officer of Axient Communications, Inc., a venture capital-backed telecommunications company, from February 2000 until January 2001; Senior Vice President-Operations of Verde Capital Partners, LLC, a venture capital firm, from November 1999 until January 2000; Senior Vice President and Chief Financial Officer for Frontier Global Center, Inc., a web hosting company, from March 1998 until November 1999; Senior Vice President and Chief Financial Officer for Global Center, Inc., a web hosting company, from January 1997 until its acquisition by Frontier Global Center, Inc. in February 1998; and

Vice President and Chief Financial Officer of Primenet Services for the Internet, Inc., a nationwide ISP, from December 1995 until its acquisition by Global Center, Inc. in January 1997. Mr. Pratt was Director of Financial Reporting for Swift Transportation Co., Inc., a national publicly owned trucking company, from August 1994 until December 1995. From July 1986 until August 1994, Mr. Pratt held various positions with KPMG LLP, most recently as a Senior Manager. In July 2001, Axient Communications, Inc. filed a voluntary petition for protection from creditors under Chapter 11 of the U.S. Bankruptcy Code.
     Mr. Chow has been Chief Procurement Officer and a director of our company since November 2005. Mr. Chow served as Syntax’s Chief Financial Officer from May 1, 2004 until Syntax’s merger with us in November 2005. He co-founded Lasertech Computer Distributor, Inc. in October 1994, a distributor of computer equipment, and formerly a wholly owned subsidiary of Syntax, and served as its Chief Operating Officer until 2004. In 1996, he co-founded Warpspeed, a manufacturer of graphic display adapters. From 1990 to 1996, he was President of the QDI Group, a manufacturer of personal computer motherboards and graphic display cards, and a wholly owned subsidiary of Legend Holding Group, Hong Kong. From 1989 to 1990, Mr. Chow was Sales Manager for Legend Holding Group, the largest personal computer manufacturing company in China. Mr. Chow graduated with first class BSC honors in microelectronic and microprocessor technology at Newcastle University (United Kingdom).
     Mr. Chan has been the Executive Vice President — LCD Operations of our company since November 2005. Mr. Chan served as Syntax’s Chief Operating Officer from May 1, 2004 until Syntax’s merger with us in November 2005. From June 2000 to April 2004, Mr. Chan was Vice President of Lasertech Computer Distributor, Inc., a distributor of computer equipment and formerly a wholly owned subsidiary of Syntax, with responsibility for sales and marketing. He co-founded NCX Corp., a wholesaler of computer peripherals, and served as its Chief Executive Officer from July 1997 to May 2000. From 1994 to 1997, he served as Chief Operating Officer of Shinho Technology and Communication, Inc., a manufacturer of monitors. Mr. Chan was financial controller at Infiniti Manufacturing and Microstar Computer, a system integrator and wholesaler of personal computer components, from 1992 to 1994. Mr. Chan graduated from the University of Southern California, with honors, with a Bachelor of Science degree in accounting and finance.
     Robert L. Melcher has been the Chief Technology Officer of our company since our formation. Dr. Melcher served as the Chief Technology Officer of TFS from October 1999 until our spin-off from TFS. Prior to joining TFS, Dr. Melcher was employed at IBM in a variety of management positions since 1970. He served as the Program Leader for Projection Displays from 1993 to 1999 and as Director of the Physical Sciences Department from 1990 to 1993.
     David P. Chavoustie has been a director of our company since September 2003. Mr. Chavoustie has served since April 1998 as Executive Vice President of Sales and Marketing of ASML, a manufacturer of lithography equipment used to manufacture semiconductors. From April 1992 until March 1998, Mr. Chavoustie held several positions with Advanced Micro Devices, Inc., a semiconductor company, including Vice President/ General Manager Customer Specific Products Division, Vice President/ General Manager Embedded Processor Division, and Vice President Worldwide Sales/ Marketing — Vantis (a wholly owned subsidiary of AMD). From 1985 to 1992, Mr. Chavoustie held various positions with VLSI Technology, Inc., an ASIC semiconductor company, including Sales Director, Vice President Sales and Corporate Marketing, and Senior Vice President/ General Manager ASIC Products. From 1974 to 1984, Mr. Chavoustie held various sales positions with Advanced Micro Devices, including area sales — Southeast United States, regional sales manager, and district sales manager — Upstate New York.
     Shih-Jye Cheng has been a director of our company since November 2005. Mr. Cheng is Chairman and Chief Executive Officer of ChipMOS Technologies (Bermuda) Ltd. (“ChipMOS”), a publicly traded company. He has served as a director and Chief Executive Officer of ChipMOS since August 2000 and became Chairman in May 2004. Mr. Cheng holds various executive positions in subsidiaries and affiliates of ChipMOS including: President of ChipMOS Technologies Inc., Taiwan since 1997; Chairman of ChipMOS Taiwan since June 2003; Chairman of ChipMOS Technologies (Shanghai) Ltd. since 2002; and Chairman of ChipMOS Logic Technologies Inc. since 2004. Since 2002 he has served as Chairman of each of ThaiLin Semiconductor Corporation and Chantek Electronic Co., Ltd. Mr. Cheng also served as the Chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to 2004 and as a director of Ultimate Electronics Corp. from 2000 to 2003. Mr. Cheng earned his Master of Business Administration from Saginaw Valley State University and his Bachelor of Science degree in Electronic Engineering from National Cheng Kong University, Tainan, Taiwan.

     Yasushi Chikagami has been a director of our company since November 2005. Mr. Chikagami founded Arise Corporation in Japan in 2000 and currently serves as its Chairman. Mr. Chikagami currently serves on the boards of directors of the following companies: ANDevices, Inc. since 2000; Arise Corporation (Taiwan) as Chairman since 1992; Good TV Broadcasting Corporation (Taiwan) as Chairman since 2001; Semiconductor Manufacturing International Corporation (Japan) as Vice Chairman since 2003; Silicon Storage Technology Inc., a publicly traded company, since 1995; and Trident Microsystems, Inc. since 1993. Mr. Chikagami also served as a director of World Peace Group International Ltd. (Singapore) from 2002 to 2004. Mr. Chikagami holds a B.S. in Agricultural Engineering from National Taiwan University and an M.S. in Engineering from the University of Tokyo.
     Max Fang has been a director of our company since November 2005. Mr. Fang founded and currently serves as Chairman and CEO of Maxima Capital Management, Inc., a venture capital firm. From 1990 until 2002, Mr. Fang was employed by Dell Corporation and established its International Procurement Office. In 2002, Mr. Fang left Dell and established Maxima Capital Management, Inc. Since 2003, Mr. Fang has served as director of Entery Industry Co., a publicly traded Taiwanese company. Mr. Fang holds a B.S. Degree of Management Science from National Chiao Tung University, and the EMBA programs of ChengChi University.
     John S. Hodgson has been a director of our company since September 2003. Since January 2006, Mr. Hodgson has served as the Interim Chief Financial Officer of Sonoran Energy, Inc., public company. Mr. Hodgson served as Senior Vice President and Chief Financial Officer of iLinc Communications, Inc., a public company that provides integrated Web and audio conferencing solutions, from July 2004 to March 2005. Mr. Hodgson served as Chief Financial Officer of FlipChip International, LLC, an advanced semiconductor bumping services company, from February 2004 until July 2004. Mr. Hodgson was engaged as a consultant in several arrangements from October 2003 until February 2004. Mr. Hodgson served as Chief Financial Officer for the High Tech Institute, a private company that provides post-secondary education in the technology and allied health care fields, from December 2002 until October 2003. Mr. Hodgson served as Chief Financial Officer for Simula, Inc., a public company that provides crash restraint and energy absorption technologies, from February 2002 until January 2003. Mr. Hodgson served as Chief Financial Officer for FEI Company, a public company engaged in semiconductor equipment production, from May 2000 until February 2002. Mr. Hodgson served as Chief Financial Officer for Motion Systems, Inc., a private company, from June 1999 until May 2000. Mr. Hodgson served as Vice President and Chief Financial Officer for Integrated Process Equipment Corp., a public company engaged in semiconductor equipment production, from 1994 until June 1999.
     Christopher C.L. Liu has been a director of our company since November 2005. Mr. Liu currently serves as the President and a member of the board of directors of Taiwan Kolin Co. Ltd., a Taiwan publicly listed company that manufactures and distributes consumer electronics and home appliances, positions he has held since May 2000 and May 1989, respectively. Mr. Liu is currently a member of the board of directors of the following companies: DigiMedia Technology Co., Ltd., Chairman, since 1997; Realise Technology and Service Co., Ltd., Chairman, since 1999; Ares Tech Co., Ltd., Chairman, since 2004; River Co., Ltd., Chairman, since 2004; Commission of Taiwan Digital Television, since October 2005; Chung Hua Finance and Economic Strategic Association, since 2002; and China Chemical Pharmaceutical Company Limited, since 2004. He also served as Supervisor for the Department of Public Works and Transportation for the city of Austin, Texas from 1985 to 1989. Mr. Liu earned his Master of Civil Engineering degree from the University of Michigan and his Bachelor of Science degree in hydraulic engineering from Feng Chia University in Taiwan.
     Directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers serve at the pleasure of the board of directors.
     There are no family relationships among any of our directors or executive officers.
Meetings and Committees of our Board of Directors
     Our bylaws authorize the board of directors to appoint among its members one or more committees, each consisting of one or more directors. Our board of directors has established three standing committees: an Audit Committee, a Compensation Committee, and a Nominations and Corporate Governance Committee. The primary purpose of the Audit Committee is to select the independent certified public accountants to conduct the independent audit of our financial statements; review the annual financial statements, any significant accounting issues, and the scope of the audit with the independent auditors; and discuss with the auditors any other audit-related matters that may arise during the year. The Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for the key executives. The purpose of the Nominations and Corporate Governance Committee is to assist the board of directors in fulfilling its responsibility to nominate and approve qualified new members to the board of directors in accordance with our certificate of incorporation and bylaws; to develop and recommend to the board of directors a set of corporate governance principles; and to oversee the selection and compensation of committees of the board of directors.
Director Compensation
     We pay each non-employee director an annual retainer fee of $10,000, plus $1,000 for each regular board meeting attended, $500 for each special board meeting attended, and $500 for each committee meeting attended on a day other than the same day as a board meeting. Each non-employee director is required to receive 50% of his annual retainer fee in shares of our common stock. See “Executive Compensation — 2003 Incentive Compensation Plan.” The non-executive Chairman of the Audit Committee receives an extra $10,000 per year over the standard non-employee director compensation, with such fee paid in cash. We also reimburse each non-employee director for travel and related expenses incurred in connection with attendance at board and committee meetings. Employees who also serve as directors receive no additional compensation for their services as a director.
     Each non-employee director receives an automatic grant of options to acquire 15,000 shares of our common stock on the date of his or her first appointment or election to our board of directors. Non-employee directors also receive an automatic grant of options to purchase 10,000 shares of our common stock at the time of the meeting of our board of directors held immediately following each annual meeting of stockholders.
Executive Compensation
Compensation Philosophy
     We seek to provide a level of compensation that is competitive with companies similar in both size and industry. Our compensation philosophy is intended to create value for our stockholders through long-term growth in sales and earnings and the alignment of the interests of management with those of our stockholders. The total compensation package consists of base salary, executive health benefit and perquisite program, annual incentive bonuses, and stock option or restricted stock unit grants. This package is intended to tie a significant portion of the total compensation of our executives to our performance and creation of stockholder value.
Summary of Cash and Other Compensation
     The following table sets forth, for the fiscal years ended June 30, 2003, 2004, and 2005, the total compensation for services in all capacities to us and to TFS received by our Chief Executive Officer and our four most highly compensated executive officers whose aggregate compensation exceeded $100,000 for the fiscal year ended June 30, 2005.

					Long-Term Compensation
					Awards
					Restricted	Securities		All Other
Name and	Annual Compensation(1)				Stock	Underlying		Compensation
Principal Position	Year		Salary($)(2)	Bonus($)	Award(s)($)(3)	Options (#)(4)		($)

Vincent F. Sollitto, Jr.	2005		$285,995	—	$147,000	—		—
Chief Executive	2004		$233,866	—	$27,501	325,000		—
Officer and	2003	(5)	$39,132	—	—	—		—
Director

Robert L. Melcher	2005		$208,006	—	$58,800	—		—
Chief Technology	2004		$218,212	—	$20,000	30,000	(6)	—
Officer	2003		$72,114	—	—	—		$16,181

Wayne A. Pratt	2005		$143,085	—	$88,200	—		—
Vice President,	2004		$127,434	—	$14,001	80,000		—
Chief Financial	2003	(5)	$27,950	—	—	—		$70
Officer, Secretary, and Treasurer

William T. Fox	2005		$158,654	—	—	75,000		—

(1)	Certain executive officers also received certain perquisites, the value of which did not exceed 10% of the annual salary and bonus, including a car allowance in 2003 paid by TFS and us on behalf of Dr. Melcher.

(2)	Amounts for fiscal 2003 represent compensation paid by TFS to Mr. Sollitto, Dr. Melcher, and Mr. Pratt, respectively. Amounts for fiscal 2004 include compensation of $29,612, $70,194, and $23,204 paid by TFS to Mr. Sollitto, Dr. Melcher, and Mr. Pratt, respectively.

(3)	Amounts for fiscal 2005 and 2004 are based on fair market value as of February 28, 2005 and September 4, 2003, respectively, as determined by the board of directors. At June 30, 2005, Mr. Sollitto held 54,231 shares, Dr. Melcher held 23,077 shares, and Mr. Pratt held 36,546 shares, of which 4,231, 3,077, and 6,546 shares, respectively, are vested, and the remaining shares are subject to certain transfer and forfeiture restrictions. The foregoing restricted shares equal the total number of shares awarded to those individuals during fiscal 2005 and 2004. The fair market value of such shares as of June 30, 2005 was $142,628 for Mr. Sollitto, $60,693 for Dr. Melcher, and $96,116 for Mr. Pratt.

(4)	The exercise prices of all stock options granted were at prices believed by the board of directors to be equal to the fair market value of our common stock on the date of grant.

(5)	Mr. Sollitto became Chief Executive Officer in June 2003, and Mr. Pratt became Chief Financial Officer, Secretary, and Treasurer in May 2003.

(6)	Does not include 37,532 options to acquire Brillian common stock that were granted during fiscal 2004 in order to reflect the division of the pre-spin-off TFS options into amended TFS options and new options to acquire Brillian common stock, as none of Dr. Melcher’s options to acquire TFS common stock were granted during fiscal 2004.
Option Grants
     The following table sets forth certain information with respect to stock options granted to the officers listed during the fiscal year ended June 30, 2005.

	Individual Grants				Potential Realizable
	Number of	Percent of			Value at Assumed
	Securities	Total Options	Exercise		Annual Rates of Stock
	Underlying	Granted to	Price		Price Appreciation
	Options	Employees in	Per	Expiration	for Option Term(2)
Name	Granted	Fiscal Year(1)	Share	Date(1)	5%	10%
Vincent F. Sollitto, Jr.	—	—	—	—	—	—
Robert L. Melcher	—	—	—	—	—	—
Wayne A. Pratt	—	—	—	—	—	—
William T. Fox	75,000	24.57%	$1.90	11/09/2014	$137,080	$801,694

(1)	Of Mr. Fox’s options, 12% vested May 9, 2005, and 2% of such options vest each month thereafter. Effective February 28, 2006, Mr. Fox is no longer employed by our company.

(2)	Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.
Option Exercises and Option Holdings
     The following table sets forth certain information with respect to options exercised during fiscal 2005 by the listed officers and options held by such officers as of June 30, 2005.

					Value of Unexercised
	Shares		Number of Unexercised		In-the-Money Options
	Acquired	Value	Options at Fiscal Year-End		At Fiscal Year-End(1)
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Vincent F. Sollitto, Jr.	—	—	178,575	146,425	$0	$0
Robert L. Melcher	—	—	48,692	18,840	$0	$0
Wayne A. Pratt	—	—	36,966	43,034	$0	$0
William T. Fox	—	—	10,500	64,500	$7,665	$47,085

(1)	Calculated based upon the June 30, 2005, Nasdaq National Market last reported sale price of $2.63 per share, multiplied by the number of shares held, less the aggregate exercise price for such shares.
Employment and Other Agreements
     We have two-year employment agreements, which became effective in November 30, 2005, with various executive officers, as set forth below.

Name	Position	Annual Salary
Vincent F. Sollitto, Jr.	Chairman and Chief Executive Officer	$275,000
James Li	President and Chief Operating Officer	$240,000
Wayne Pratt	Chief Financial Officer	$220,000
Thomas Chow	Chief Procurement Officer	$220,000
Michael Chan	Executive Vice President - LCD Operations	$220,000
Robert L. Melcher	Chief Technology Officer	$200,000
     Each executive also will be eligible to receive a bonus or other incentive compensation as may be determined by our board of directors or the compensation committee of our board of directors based on such factors as the board or committee, in its sole judgment, may deem relevant, including the performance of the executive or the company. In addition, each employment agreement provides for the payment by us of coverage for the executive and the executive’s dependent family members under all health, hospitalization, dental, life, and other insurance plans that we may have in effect from time to time for our executives as well as providing the executive with other executive perquisites as may be available to or deemed appropriate for the executive by our board of directors or the compensation committee of our board of directors, and participation in all other company-wide employee benefits as are available to executives from time to time, including any plans, programs, or arrangements relating to retirement, deferred compensation, profit sharing, 401(k), and employee stock ownership. These employment agreements contain provisions that prohibit the executive from competing with us or soliciting our personnel or employees during his employment and for a period of two years following the termination of his employment with us.
     Each employment agreement provides that either we or the executive may terminate the executive’s employment at any time. If we unilaterally terminate the executive’s employment without cause, or the executive terminates his employment for good reason (as set forth in the agreement), the executive will receive his base salary for a period of two years after such termination, as well as continued insurance coverage for two years, and accrued but unpaid benefits relating to vacations and other executive perquisites through the executive’s last day of employment. If we terminate the employment for cause as a result of certain acts committed by the executive (as set forth in the agreement) or the executive terminates the employment without good reason, the executive will receive no further compensation under the employment agreement.
     In the event of a change of control of our company, the executive may, at his option and upon written notice to us at any time within 12 months thereafter, terminate his employment, unless the change in control has been specifically approved by our board of directors and the provisions of the employment agreement remain in full force and effect and the executive suffers no reduction in his status, duties, authority, or compensation following the change of control. If the executive terminates his employment due to a change of control not approved by the board of directors or following which the employment agreement does not remain in full force and effect or his status, duties, authority, or compensation have been reduced, he will receive his base salary for a period of two years after such termination, as well as any fringe benefits being received by him at the date of termination.
     We have no written employment contracts with any of our other officers. We do have, however, employment letters and signed terms-and-conditions agreements with certain employees. We offer our employees medical, dental, life, and disability insurance benefits. Our executive officers and other key personnel are eligible to receive incentive bonuses and are eligible to receive stock options under our incentive compensation plan.
401(k) Profit Sharing Plan
     On August 26, 2003, we adopted a 401(k) profit sharing plan for which our employees generally are eligible. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the plan by employees or by us and the investment earnings on the contributions are not taxable to the employees until withdrawn. Our contributions are deductible by us when made. Our employees may elect to reduce their current compensation by an amount equal to the maximum of 25% of total annual compensation or the annual limit permitted by law ($15,000 in 2005 for people under the age of 50) and to have those funds contributed to the plan. Although we may make matching contributions to the plan on behalf of all participants, we have not made any contributions since the plan’s adoption.
2003 Incentive Compensation Plan
     Our 2003 incentive compensation plan is designed to attract, motivate, retain, and reward executives, employees, officers, directors, and independent contractors, by providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The 2003 incentive compensation plan was adopted by the board of directors on August 26, 2003, when we were a wholly owned subsidiary of TFS, and approved by our stockholder, TFS, on August 26, 2003. The 2003 incentive compensation plan was approved by our stockholders for purposes of Section 162(m) of the Internal Revenue Code on May 12, 2005. Under the 2003 incentive compensation plan, an aggregate of 1,650,000 shares of common stock were originally available for issuance pursuant to options granted to acquire common stock, the direct granting of restricted common stock and deferred stock, the granting of stock appreciation rights, and the granting of dividend equivalents. On the first day of each fiscal year, an additional number of shares equal to 4% of the total number of shares then outstanding is added to the number of shares that may be subject to the granting of awards. As of March 31, 2006, there were outstanding options to acquire 1,471,032 shares of our common stock under the 2003 incentive compensation plan. In addition, an aggregate of 100,000 shares of restricted common stock had been granted under the 2003 incentive compensation plan as of March 31, 2006.
     The 2003 incentive compensation plan may be administered by our board of directors or a committee of the board of directors. The committee or the board of directors determines the persons to receive awards, the type and number of awards to be granted, the vesting and exercisability of the award, and any other conditions to which the award is subject. Awards may be settled in the form of cash, shares of common stock, other awards, or other property in the discretion of the committee or the board of directors.
     The committee or the board of directors, in its discretion, may accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any award, and such accelerated exercisability, lapse, expiration, and, if so provided in the award agreement, vesting will occur automatically in the case of a “change in control” of our company. Upon the occurrence of a change in control, if so provided in the award agreement, stock options and certain stock appreciation rights may be cashed out based on a “change in control price,” which will be the higher of (1) the cash and fair market value of property that is the highest price per share paid in any reorganization, merger, consolidation, liquidation, dissolution, or sale of substantially all of the assets of our company, or (2) the highest fair market value per share at any time during the 60 days before and 60 days after a change in control.
     The board of directors may amend, alter, suspend, discontinue, or terminate the 2003 incentive compensation plan or the committee’s authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Unless terminated earlier by the board of directors, the 2003 incentive compensation plan will terminate at such time as no shares of common stock remain available for issuance under the plan and the company has no further rights or obligations with respect to outstanding awards under the plan.
     Each of our non-employee directors is required to receive 50% of his or her annual retainer fee in shares of our common stock. Each non-employee director receives an automatic grant of options to acquire 15,000 shares of our common stock on the date of his or her first appointment or election to our board of directors. Our non-employee directors also receive an automatic grant of options to purchase 10,000 shares of our common stock at the time of the meeting of the board of directors held immediately following each annual meeting of stockholders. All of the stock paid as fees to our directors, and each of the options granted to our directors, is granted under the 2003 incentive compensation plan.
2003 Employee Stock Purchase Plan
     Our 2003 employee stock purchase plan is designed to encourage stock ownership in our company by our employees, thereby enhancing employee interest in our continued success. The 2003 employee stock purchase plan was adopted by our board of directors on August 26, 2003, and approved by our stockholder, TFS, on August 26, 2003. The 2003 employee stock purchase plan became effective upon our spin-off from TFS. A total of 200,000 shares of our common stock was initially reserved for issuance under the 2003 employee stock purchase plan. Under the 2003 employee stock purchase plan’s terms, our board of directors has appointed the compensation committee to administer the 2003 employee stock purchase plan. The 2003 employee stock purchase plan gives broad powers to the committee to administer and interpret the 2003 employee stock purchase plan. On January 26, 2005, our board of directors amended the 2003 employee stock purchase plan to increase the number of shares that may be issued under the 2003 employee stock purchase plan to 400,000, and stockholders approved at the amendment at the 2005 annual stockholders’ meeting on May 12, 2005.
     The 2003 employee stock purchase plan permits employees to purchase our common stock at a favorable price and possibly with favorable tax consequences to the participants. All employees of our company and of those subsidiaries designated by the board of directors are eligible to participate in any of the purchase periods of the 2003 employee stock purchase plan after completing six months of continued employment. However, any participant who would own (as determined under the Internal Revenue Code), immediately after the grant of an option, stock possessing 5% or more of the total combined voting power or value of all classes of the stock of our company will not be granted an option under the 2003 employee stock purchase plan.

     The 2003 employee stock purchase plan is implemented in a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period, however, began September 16, 2003 and ended on December 31, 2003. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of a 24-month offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.
     Eligible employees may elect to participate in the 2003 employee stock purchase plan on January 1 or July 1 of each year. Subject to certain limitations determined in accordance with calculations set forth in the 2003 employee stock purchase plan, a participating employee is granted the right to purchase shares of common stock on the last business day on or before each January 1 and July 1 during which the employee is a participant in the 2003 employee stock purchase plan. Upon enrollment in the 2003 employee stock purchase plan, the participant authorizes a payroll deduction, on an after-tax basis, in an amount of not less than 1% and not more than 10% of the participant’s compensation on each payroll date. Unless the participant withdraws from the 2003 employee stock purchase plan, the participant’s option for the purchase of shares will be exercised automatically on each exercise date, and the maximum number of full shares subject to the option will be purchased for the participant at the applicable exercise price with the accumulated plan contributions then credited to the participant’s account under the 2003 employee stock purchase plan. The option exercise price per share may not be less than 85% of the lower of the market price on the first day of the offering period or the market price on the exercise date, unless the participant’s entry date is not the first day of the offering period, in which case the exercise price may not be lower than 85% of the greater of the market price on the first day of the offering period or the market price of the common stock on the entry date.
     As required by tax law, no participant may receive an option under the 2003 employee stock purchase plan for shares that have a fair market value in excess of $25,000 for any calendar year, determined at the time the option is granted. Any funds not used to purchase shares will remain credited to the participant’s bookkeeping account and applied to the purchase of shares of common stock in the next succeeding purchase period. No interest is paid on funds withheld, and those funds are used by us for general operating purposes.
     No 2003 employee stock purchase plan contributions or options granted under the 2003 employee stock purchase plan are assignable or transferable, other than by will or by the laws of descent and distribution or as provided under the 2003 employee stock purchase plan. During the lifetime of a participant, an option is exercisable only by that participant. The expiration date of the 2003 employee stock purchase plan will be determined by the board and may be made any time following the close of any six-month exercise period, but may not be longer than 10 years from the date of the grant. If we dissolve or liquidate, the offering period will terminate immediately prior to the consummation of that action, unless otherwise provided by the board. In the event of a merger or a sale of all or substantially all of our assets, each option under the 2003 employee stock purchase plan will be assumed or an equivalent option substituted by the successor corporation, unless the board, in its sole discretion, accelerates the date on which the options may be exercised. The unexercised portion of any option granted to an employee under the 2003 employee stock purchase plan will be automatically terminated immediately upon the termination for any reason, including retirement or death, of the employee’s employment.
     The 2003 employee stock purchase plan provides for adjustment of the number of shares for which options may be granted, the number of shares subject to outstanding options, and the exercise price of outstanding options in the event of any increase or decrease in the number of issued and outstanding shares as a result of one or more reorganizations, restructurings, recapitalizations, reclassifications, stock splits, reverse stock splits, or stock dividends.
     The board or the committee may amend, suspend, or terminate the 2003 employee stock purchase plan at any time, provided that such amendment may not adversely affect the rights of the holder of an option and the 2003 employee stock purchase plan may not be amended if such amendment would in any way cause rights issued under the 2003 employee stock purchase plan to fail to meet the requirements for employee stock purchase plans as defined in Section 423 of the Internal Revenue Code, or would cause the 2003 employee stock purchase plan to fail to comply with Rule 16b-3 under the Exchange Act.
     Our stockholders will not have any preemptive rights to purchase or subscribe for the shares reserved for issuance under the 2003 employee stock purchase plan. If any option granted under the 2003 employee stock purchase plan expires or terminates for any reason other than having been exercised in full, the unpurchased shares subject to that option will again be available for purposes of the 2003 employee stock purchase plan.
Syntax Groups Corporation 2005 Stock Incentive Plan 2005 Deferred and Restricted Stock Plan
     In connection with our merger with Syntax, options that were originally granted under Syntax’s 2005 Stock Incentive Plan 2005 Deferred and Restricted Stock Plan, or the Syntax Plan, were substituted for options to purchase shares of our common stock. We do not intend to grant any additional awards under the Syntax Plan. Under the Syntax Plan, an aggregate of 1,000,000 shares of Syntax common stock were originally available for issuance pursuant to options granted to acquire common stock and the direct granting of restricted common stock and deferred stock. At the time of the merger, there were options to purchase 982,900 shares of Syntax common stock outstanding under the Syntax Plan that were substituted for options to purchase 1,511,602 shares of our common stock. As of March 31, 2006, there were outstanding options under the Syntax Plan to purchase 1,511,602 shares of our common stock.
Indemnification Under Our Certificate of Incorporation and Bylaws and Indemnification Agreements
     Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law (the “Delaware GCL”). The effect of this provision in our certificate of incorporation is to eliminate the rights of our company and our stockholders, either directly or through stockholders’ derivative suits brought on behalf of us, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under the Delaware GCL. We also have adopted provisions in our bylaws that require us to indemnify our directors, officers, and certain other representatives against expenses and certain other liabilities arising out of their conduct on behalf of our company to the maximum extent and under all circumstances permitted by law. In addition, we have entered into indemnity agreements with our directors and executive officers confirming the provisions of our certificate of incorporation and bylaws. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
     Christopher C. L. Liu, a director of our company, is the President and a member of the board of directors of Taiwan Kolin Co. Ltd. Kolin is the principal contract manufacturer of our LCD HDTVs, and our sole source of electronic components and subassemblies for our LCD HDTVs. We paid Kolin a total of $60.2 million for contract manufacturing services and electronic components and subassemblies during fiscal 2005.
     In March 2004, we entered into a manufacturing agreement with Kolin, which has four remaining one-year terms through March 2010 at our option. In connection with the execution of the manufacturing agreement, we entered into an agreement intended to govern the terms under which we, Kolin, and DigiMedia Technology Co., Ltd., which is the product research and development subsidiary of Kolin, would form a strategic alliance through the acquisition by Kolin of up to 10% of our common stock and the acquisition by us of up to 10% of the common stock of DigiMedia. As of March 31, 2006, Kolin had purchased 5,037,229 shares of our common stock, and Tai Lin Int’l Holding Ltd., a subsidiary of Kolin, held 1,091,909 shares of our common stock, which together currently represents 12.5% of our outstanding common stock. In addition, Kolin held a warrant to purchase 750,000 shares of our common stock at $5.00 per share
     In March 2004, we and Kolin also entered into three additional agreements that provide for rebates to us on purchases from Kolin. Under these agreements, we receive a rebate equal to 3% of purchases for providing technical know how to Kolin, 2.5% for market development funds, and volume incentive rebates in amounts ranging up to 2.75%. The foregoing rebates issued by Kolin are issued monthly based upon units shipped from Kolin to us.
     On September 8, 2004, we entered into a five-year exclusive distribution agreement with Kolin which grants us the exclusive right to market and distribute products under the Kolin brand throughout North America.
     For the years ended June 30, 2005 and 2004, we and Kolin agreed upon additional lump sum rebates for price protection of $27,910,000 and $1,260,000 representing 25.4% and 13.5% of actual purchases from Kolin, respectively, which were credited to cost of sales in the years received as these price protection grants relate to inventory purchased from Kolin that had been sold to customers of our company during the respective periods. In April 2005, we entered into an agreement with Kolin under which Kolin agreed that in no event shall the amount of the price protection to be issued by Kolin to us for any calendar month be less than 18% of the amount invoiced by us to our customers for such calendar month. As of June 30, 2005, the amount of the reduction in the value of inventory purchased from Kolin and the corresponding reduction in the accounts payable balance due to Kolin was $3,612,051.
     As of June 30, 2004, Kolin had also granted an additional rebate in the amount of $1,400,000 for reimbursement of our market development costs.
     As of June 30, 2004, we entered into an agreement with Kolin for reimbursement of the cost of our warranty expense for units sold. Through December 2004, we had retained an independent third party to provide on-site service to consumers who purchased our LCD television products. The cost to us for this service was $10 per unit shipped. Since January 2005, we have provided on-site service to consumers for warranty claims through a different third party, which is billed to us on a case by case basis. Kolin has agreed to reimburse us varying amounts ranging from $10 to $100 per unit to cover the cost of these warranty expenses as well as our costs in administering the program and servicing units that cannot be serviced by the warranty providers. Kolin provides these per unit reimbursements at the time Kolin ships products to us. We record these reimbursements from Kolin first as a reduction to the third party warranty costs, with the excess reimbursement amortized over a 12-month period and applied as a credit to cost of sales for units that have shipped to customers. We record reimbursements received from Kolin for units that have not been shipped to customers as deferred warranty revenue. As of June 30, 2005 and 2004, deferred warranty revenue was $1,994,788 and $277,666, respectively. Recognized warranty reimbursements, which are recorded as a reduction in cost of sales, totaled $1,144,060 and $9,160 for the years ended June 30, 2005 and 2004, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS
     The following table sets forth certain information regarding the beneficial ownership of our common stock on May 31, 2006, except as indicated, by (1) each director and each named executive officer of our company, (2) all directors and executive officers of our company as a group, (3) each person known by our company to own more than 5% of our common stock and not otherwise listed in this table, and (4) the name of each selling stockholder, the number of shares beneficially owned by each such selling stockholder, the number of shares that may be offered for sale by each such selling stockholder, and the number of shares that will be beneficially owned by the selling stockholder after the completion of the offering. Information concerning the selling stockholder was obtained from the selling stockholder but has not been independently verified by us. The term “selling stockholder” includes the person listed below and their respective transferees, pledgees, donees, or other successors. Christopher C.L. Liu, a director of our company, is the President and a director of Taiwan Kolin Co. Ltd., which is the selling stockholder.

	Shares Beneficially		Shares	Shares Beneficially
	Owned Prior to		Being	Owned After
	Offering(1)(2)		Registered	Offering (1)(2)
Name of Beneficial Owner	Number	Percent	for Sale(3)	Number	Percent
Directors and Named Executive Officers:
Vincent F. Sollitto, Jr. (4)	401,468	*	—	401,468	*
James Li (5)	1,265,541	2.6%	—	1,265,541	2.6%
Thomas Chow (6)	4,183,703	8.6%	—	4,183,703	8.6%
Michael Chan (7)	2,034,180	4.2%	—	2,034,180	4.2%
David P. Chavoustie (8)	64,998	*	—	64,998	*
John S. Hodgson (9)	67,295	*	—	67,295	*
Yasushi Chikagami (10)	54,508	*	—	54,508	*
Shih-Jye Cheng (11)	23,750	*	—	23,750	*
Max Fang (12)	23,750	*	—	23,750	*
Christopher C.L. Liu (13)	6,224,783	12.8%	—	3,224,783	6.6%
Robert L. Melcher (14)	83,829	*	—	83,829	*
Wayne A. Pratt (15)	128,046	*	—	128,046	*

All directors and executive officers as a group (12 persons)	14,555,851	29.3%	—	11,555,851	23.2%

5% Stockholders:
Tony Tzu Ping Ho (16)	3,986,216	8.2%	—	3,986,216	8.2%
Lily Lau (17)	3,457,199	7.1%	—	3,457,199	7.1%
Taiwan Kolin Co. Ltd. and affiliates (18)	6,129,138	12.6%	3,750,00	3,129,138	6.4%

*	Less than 1% of the outstanding shares of common stock.

(1)	Includes, when applicable, shares owned of record by such person’s minor children and spouse and by other related individuals and entities over whose shares of common stock such person has custody, voting control, or power of disposition. Also includes shares of common stock that the identified person had the right to acquire within 60 days of May 31, 2006. In calculating the percentage of ownership, all shares of common stock which the identified person will have the right to acquire within 60 days of May 31, 2006 are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other person.

(2)	We have no assurance that the selling stockholders will sell any of the shares registered pursuant to the registration statement of which this prospectus forms a part.

(3)	The number of shares of common stock that may be sold by selling stockholder include shares issuable upon the exercise of warrants.

(4)	Includes 325,000 shares of common stock issuable upon exercise of vested stock options.

(5)	Includes 92,889 shares of common stock issuable upon exercise of vested stock options.

(6)	Includes 92,889 shares of common stock issuable upon exercise of vested stock options.

(7)	Includes 92,889 shares of common stock issuable upon exercise of vested stock options and 1,445,626 shares held by Daphne Ng Chan, spouse of Mr. Chan.

(8)	Includes 60,577 shares of common stock issuable upon exercise of vested stock options.

(9)	Includes 63,750 shares of common stock issuable upon exercise of vested stock options.

(10)	Represents 54,508 shares of common stock issuable upon exercise of vested stock options.

(11)	Represents 23,750 shares of common stock issuable upon exercise of vested stock options.

(12)	Represents 23,750 shares of common stock issuable upon exercise of vested stock options.

(13)	Includes 95,645 shares of common stock issuable upon exercise of vested stock options and 6,129,138 shares of common stock held by Taiwan Kolin Co. Ltd. and its affiliates. Mr. Liu is president and a director of Taiwan Kolin Co. Ltd. and exercises voting and dispositive power over such shares. Mr. Liu disclaims beneficial ownership of the shares of common stock held by Taiwan Kolin Co. Ltd.

(14)	Includes 52,292 shares of common stock issuable upon exercise of vested stock options.

(15)	Includes 80,000 shares of common stock issuable upon exercise of vested stock options.

(16)	Includes 92,889 shares of common stock issuable upon exercise of vested stock options and 1,425,618 shares held by Mr. Ho’s spouse. Mr. Ho’s address is c/o Syntax Groups Corporation, 20480 East Business Parkway, City of Industry, CA 91789.

(17)	Ms. Lau’s address is c/o Syntax Groups Corporation, 20480 East Business Parkway, City of Industry, CA 91789.

(18)	Includes 1,091,909 shares held by Tai Lin Int’l Holding Ltd., a subsidiary of Taiwan Kolin Co. Ltd., over which Taiwan Kolin Co. Ltd. has voting and dispositive power. The address for Taiwan Kolin Co. Ltd. is 86 Sec. 1, Chung-Ching S. Road, Taipei, Taiwan. The number of shares being registered for sale by this selling stockholder includes 375,000 shares issuable upon the exercise of a warrant that is exercisable beginning on September 26, 2006. Mr. Christopher C.L. Liu, one of our directors, is president and director of this selling stockholder.

PLAN OF DISTRIBUTION
     Each selling stockholder and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on the Nasdaq National Market or any other stock exchange, market, or trading facility on which the shares registered pursuant to the registration statement of which this prospectus forms a part are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares of our common stock under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.
     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock. In no event shall any broker-dealer receive fees, commissions, and markups that, in the aggregate, would exceed eight percent (8%).
     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that it has not entered into any written or oral agreements, understandings, or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.
     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.
     We have agreed to keep this prospectus effective until the earlier of (1) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect, or (2) the date on which all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF CAPITAL STOCK
     We are authorized to issue 120,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of undesignated preferred stock, $.001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which we have previously filed with the SEC.
Common Stock
     The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.
Preferred Stock
     Our certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. Our board of directors has designated two series of preferred stock, the Series A Preferred Stock and the 6% Redeemable Convertible Preferred Stock. See “Description of Capital Stock — Stockholder Rights Plan” for a description of our Series A Preferred Stock.
6% Redeemable Convertible Preferred Stock
     On December 29, 2005, our board of directors designated 3,400,000 shares of our preferred stock as 6% Redeemable Convertible Preferred Stock. As of March 31, 2006, we had 3,200,000 shares of preferred stock issued and outstanding.
     Dividend Rights. The holders of our 6% redeemable preferred stock are entitled to cumulative accruing dividends payable on a quarterly basis beginning on March 29, 2006, at an annual rate of $0.30 per share. The dividends are payable in cash or, if certain conditions are met, we may elect to pay the dividends in shares of our common stock. No dividends may be paid on our common stock until all dividends owed to the holders of our 6% redeemable preferred stock have been paid in full.
     Conversion. Holders of our 6% redeemable preferred stock have the right to convert their shares of 6% redeemable preferred into shares of our common stock at any time, at an initial conversion rate of one share of common stock for one share of 6% redeemable preferred stock. The conversion rate is subject to adjustment upon the occurrence of certain dilutive events, including if we issue any shares of common stock (or any securities convertible into capital stock) at a per share price of less than $5.00 while any shares of 6% redeemable preferred stock are outstanding.
     Redemption Rights. The 6% redeemable preferred stock is mandatorily redeemable. Beginning on January 29, 2007, we are required to redeem outstanding shares of the 6% redeemable preferred stock at a rate of 250,000 shares each month at a price of $5.00 per share (subject to certain adjustments) plus any accrued and unpaid dividends until all outstanding shares are redeemed. We may elect to pay the redemption payments in shares of our common stock instead of cash, provided we meet certain conditions.

     Liquidation and Dissolution Rights. The 6% redeemable preferred stock has a liquidation preference over the holders of our common stock so that, if we liquidate, dissolve, or wind up our business, the holders of our 6% redeemable preferred stock are entitled to a liquidation payment of $5.00 per share (subject to certain adjustments) plus any accrued and unpaid dividends prior to any distributions being made to our common stock holders. The holders of our 6% redeemable preferred stock are also entitled to this liquidation payment upon any change of control of our business.
     Voting Rights. Except as any provision of law may otherwise require, no 6% redeemable preferred share shall entitle the holder thereof to any voting power. The approval of the holders of a majority of the outstanding shares of 6% redeemable preferred stock is required for certain actions by the company, including redeeming other shares of our capital stock, or incurring certain kinds of indebtedness.
Convertible Notes
     7% Convertible Notes. We have outstanding 7% convertible notes in the aggregate principal amount of $2,500,000. The notes mature on April 20, 2008. The notes pay interest at the rate of 7% per annum, payable quarterly on March 31, June 30, September 30, and December 31 of each year. We may, in our discretion, elect to pay interest on the notes in cash or in shares of our common stock. The notes are convertible at any time into shares of our common stock at a price of $1.57 per share. If, after April 20, 2006, the closing price for our common stock for any 30 consecutive trading days exceeds $3.14, we may, within one trading day of the end of such period, require the holders of the convertible notes to immediately convert all or part of the then outstanding principal amount of their notes.
     In addition, provided certain conditions are met, we have the option, at any time, to redeem some or all of the outstanding notes. In the event redemption occurs prior to April 20, 2006, the redemption price will be 120% of the principal amount of the notes then outstanding on the 10th trading day following the date we provide the holders notice of our election to redeem the notes. In the event redemption occurs after April 20, 2006 but prior to April 20, 2007, the redemption price will be 140%, and if redemption occurs after April 20, 2007 but prior to April 20, 2008, the redemption price will be 160%.
     4% Convertible Notes. We have outstanding 4% convertible notes in the aggregate principal amount of $5,000,000. The notes mature on July 12, 2008. The notes pay interest at the rate of 4% per annum, payable quarterly on March 31, June 30, September 30, and December 31 of each year. We may, in our discretion, elect to pay interest on the notes in cash or in shares of our common stock. The notes are convertible at any time into shares of our common stock at a price of $2.63 per share. If, after July 12, 2006, the closing price for our common stock for any 30 consecutive trading days exceeds $6.575, we may, within one trading day of the end of such period, require the holders of the convertible notes to immediately convert all or part of the then outstanding principal amount of their notes.
     In addition, provided certain conditions are met, we have the option, at any time, to redeem some or all of the outstanding notes. In the event redemption occurs prior to July 12, 2006, the redemption price will be 120% of the principal amount of the notes then outstanding on the 10th trading day following the date we provide the holders notice of our election to redeem the notes. In the event redemption occurs after July 12, 2006 but prior to July 12, 2007, the redemption price will be 140%, and if redemption occurs after July 12, 2007 but prior to July 12, 2008, the redemption price will be 160%.
Warrants
     Upon issuance of the 7% convertible notes described above, we issued to the noteholders warrants to purchase an aggregate of 1,592,357 shares of our common stock. We also issued a warrant to purchase 150,000 shares of our common stock to a purchaser of a $2,000,000 9% senior secured note, which was issued on the same date as the 7% convertible notes described above. In addition, we issued warrants to purchase an aggregate of 64,968 shares of our common stock to affiliates of the placement agent involved in the offering of the 7% convertible notes and 9% senior secured note. All of the warrants have an exercise price, subject to certain adjustments, of $1.57 per share and are exercisable on or after the 181st day after the issuance of the warrants and on or prior to the five-year anniversary of the issuance of the warrants. The warrants may be exercised only for full shares of our common stock. We will pay cash in lieu of fractional shares of our common stock. The warrants do not grant the holders thereof any voting or other rights of our stockholders.
     Upon issuance of the 4% convertible notes described above, we issued to the noteholders warrants to purchase an aggregate of 950,570 shares of our common stock. We also issued a warrant to purchase 415,000 shares of our common stock to a purchaser of a $2,000,000 9% senior secured note, which was issued on the same date as the 4% convertible notes described above. In addition, we issued warrants to purchase an aggregate of 45,000 shares of our common stock to affiliates of the placement agent involved in the offering of the 4% convertible notes and 9% senior secured note. All of the warrants have an exercise price, subject to certain adjustments, of $2.63 per share and are exercisable on or after the 181st day after the issuance of the warrants and on or prior to the five-year anniversary of the issuance of the warrants. The warrants may be exercised only for full shares of our common stock. We will pay cash in lieu of fractional shares of our common stock. The warrants do not grant the holders thereof any voting or other rights of our stockholders.
     Upon the issuance of the 6% redeemable preferred stock described above, we issued, to the holders of the preferred stock, warrants to purchase an aggregate of 1,600,000 shares of our common stock. In addition, we issued warrants to purchase 33,000 shares of our common stock to affiliates of Enable Capital, LLC for services provided in connection with the private placement of our 6% redeemable convertible preferred stock. These warrants have an exercise price of $5.00 per share, subject to certain adjustments, and are exercisable immediately. The warrants may be exercised only for full shares of our common stock. We will pay cash in lieu of fractional shares of our common stock. The warrants do not grant the holders thereof any voting or other rights of our stockholders.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent’s address is 101 Barclay Street, Suite 11E, New York, New York 10286 and its telephone number is (800) 524-4458.
Anti-Takeover Effects
General
     Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as an independent, publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.
     There is set forth below a description of the provisions contained in our certificate of incorporation and bylaws and the Delaware General Corporation Law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which we have previously filed with the SEC, as well as the Delaware General Corporation Law.
Number of Directors; Removal; Filling Vacancies
     Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our certificate of incorporation provides that directors may be removed by stockholders only both for cause and by the affirmative vote of at least 66 2/3% of the shares entitled to vote. Our certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Stockholder Action
     Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of stockholders.
     The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the whole board, our chairman, or our chief executive officer believes such consideration to be appropriate.
Advance Notice for Stockholder Proposals and Director Nominations
     Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our corporate secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.
     To be timely, notice of nominations or other business to be brought before any meeting must be delivered to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, such advance notice shall be given by the later of
     (1) the close of business on the date 90 days prior to the date of the annual meeting, or
     (2) the close of business on the tenth day following the date that the meeting date is first publicly announced or disclosed.
     Any stockholder that gives notice of a proposal must provide the text of the proposal to be presented, a brief written statement of the reasons why the stockholder favors the proposal, the stockholder’s name and address, the number and class of all shares of each class of our stock owned, any material interest the stockholder may have in the proposal, other than as a stockholder of our company, and, in the case of any person that holds stock through a nominee or “street name” holder of record of such stock, evidence establishing such person’s indirect ownership of Brillian stock and entitlement to vote on the matter proposed at the meeting.
     The notice of any nomination for election as a director must set forth all of the following information:
•	the name of the nominee;

•	the number and class of all shares of each class of our stock beneficially owned by the nominee;

•	the information regarding the nominee required by paragraphs (a), (e), and (f) of Item 401 of Regulation S-K adopted by the SEC;

•	the signed consent of each nominee to serve as a director if elected;

•	the nominating stockholder’s name and address;

•	the number and class of shares of our stock owned by such nominating stockholder; and

•	in the case of any person that holds our stock through a nominee or “street name” holder of record of such stock, evidence establishing such person’s indirect ownership of our stock and entitlement to vote on the matter proposed at the meeting.
Amendments to Bylaws
     Our certificate of incorporation provides that only our board of directors or the holders of at least 66 2/3% of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.
Amendment of the Certificate of Incorporation
     Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our certificate of incorporation that require a vote of at least 66 2/3% of such voting power.
Preferred Stock
     Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series. Our board of directors has designated the Series A Preferred Stock, which is described in the section entitled “Description of Capital Stock — Stockholder Rights Plan,” and 6% Redeemable Convertible Preferred Stock, which is described in the section entitled “Description of Capital Stock — Preferred Stock.”.
     We believe that the ability to issue additional preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that may arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Our board of directors has the power, subject to applicable law, to issue additional series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction.
Delaware Business Combination Statute
     Section 203 of the Delaware General Corporation Law applies to us. Section 203 provides that, subject to certain exceptions, a corporation shall not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless the following conditions have been satisfied:
•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
     Section 203 generally defines an “interested stockholder” to include the following:
•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% of more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any such person.
     Section 203 generally defines a “business combination” to include the following:
•	mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder;

•	certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

•	certain transactions that would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholders; and

•	receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of any loans, advances, guarantees, pledges, or other financial benefits.
     Under certain circumstances, Section 203 makes it more difficult for a person that would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although a company’s certificate of incorporation or stockholder-adopted bylaws may exempt a corporation from the restrictions imposed by Section 203. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed by Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if the board of directors approves, prior to the time the acquirer becomes an interested stockholder, either the business combination or the transaction that results in the acquirer becoming an interested stockholder.
Stockholder Rights Plan
General
     Our board of directors has adopted a stockholder rights plan (the “Rights Plan”). Under the Rights Plan, one preferred share purchase right (a “Right”) is issued and attached to each outstanding share of common stock. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a price of $40.00 per one one-thousandth of a share of Series A Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 2, 2003, as the same may be amended from time to time (the “Rights Agreement”), between us and The Bank of New York, as rights agent (the “Rights Agent”).
     The following description of the Rights is only a summary and is qualified in its entirety by reference to the Rights Agreement, which we have previously filed with the SEC.
The Rights; Certificates
     The Rights will initially trade with, and will be inseparable from, the common stock. Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions provided in the Rights Agreement, an “Acquiring Person”) has acquired beneficial ownership of

15% or more of the outstanding shares of our common stock, or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock (the earlier of such dates being called the “Rights Distribution Date”), the Rights will be evidenced by the common stock certificates, which will contain a notation incorporating the Rights Agreement by reference. Among other exceptions, any stockholder owning 15% or more of our outstanding common stock as of September 17, 2003 is “grandfathered” (and not deemed to be an “Acquiring Person”) under the Rights Plan, and would be permitted to acquire up to 20% of our outstanding common stock before becoming an “Acquiring Person”, as provided (and thus subject to the conditions) in the Rights Agreement. “Our board of directors has approved an amendment to the Rights Agreement to provide that, so long as the merger agreement has not been terminated, neither Syntax nor any of its shareholders or their respective affiliates shall be deemed to be an Acquiring Person as a result of the completion of the merger.
     The Rights Agreement provides that, until the Rights Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the common stock. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights, called Right Certificates, will be mailed to holders of record of common stock as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Rights.
Exercisability; Exercise Price; Adjustments
     The Rights are not exercisable until the Rights Distribution Date. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.
     Once exercisable, each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock, at the Purchase Price of $40.00 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment.
     The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Series A Preferred Stock, (2) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock, or (3) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights is subject to adjustment in the event of a stock dividend on our common stock payable in shares of common stock or subdivisions, consolidations, or combinations of the common stock occurring, in any such case, prior to the Rights Distribution Date.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock (or common stock) will be issued (other than fractions of Series A Preferred Stock that are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at Brillian election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A Preferred Stock or the common stock.
Series A Preferred Stock Provisions
     Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled, when, as, and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $1.00 per whole share, or (2) an amount equal to 1,000 times the dividend declared per share of common stock. In the event of liquidation, dissolution, or winding up of our company, the holders of the Series A Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per whole share, plus any accrued but unpaid dividends, and (b) an amount equal to 1,000 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.
     Because of the nature of the Series A Preferred Stock’s dividend, liquidation, and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.
Flip-In, Flip-Over Rights
     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, which will thereupon become void, will thereafter have the right to receive upon exercise of a Right that number of shares of common stock having a market value of two times the exercise price of the Right. This is the so-called “flip-in” provision.
     In the event that, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions are required to be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom Brillian has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right. This is the so-called “flip-over” provision.
     The Rights Agreement was amended to provide that, so long as the merger agreement has not been terminated, no Distribution Date will be deemed to have occurred solely by reason of the approval, execution, or delivery of the merger agreement, the announcement or consummation of the merger, or the consummation of any of the transactions specifically contemplated by the merger agreement.
Exchange Provision
     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous subsection or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of common stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of common stock, or a fractional share of Series A Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.
Redemption
     At any time prior to the time an Acquiring Person becomes such, our board of directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) payable, at our option, in cash, shares of common stock, or such other form of consideration as our board of directors shall determine. The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of any and all holders of Rights will be to receive the Redemption Price.
Amendment
     For as long as the Rights are outstanding and then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. This includes the ability to lower the ownership threshold that triggers the “flip-in” provision to as low as 10%. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Interpretation; Board Approvals
     Our board of directors has the sole authority to administer the Rights Plan and to exercise all rights and powers granted to our board of directors or to us, or as are advisable in the administration of the Rights Plan, including the power to (1) interpret the provisions of the Rights Plan, and (2) make all determinations appropriate for the administration of the Rights Plan, including a determination to redeem or not redeem the Rights, to exchange the Rights, or to amend the Rights Plan. All such interpretations and determinations in good faith are final and binding on the parties, including the Rights holders, and do not subject the board of directors or the directors to any liability to the holders of Rights.
Expiration
     The Rights will expire on September 2, 2013, unless this date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case as provided in the Rights Agreement.

INDEMNIFICATION OF DIRECTORS AND OFFICERS
Limitation on Liability of Directors
     Our certificate of incorporation eliminates the personal liability of our directors to us and our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law as currently in effect or as it may be amended after the date of this prospectus. Our certificate of incorporation also provides that if Delaware law is amended to further eliminate or limit the liability of directors, then the liability of a director will be so eliminated or limited to the fullest extent permitted by the amended law, without further stockholder action. In addition, our certificate of incorporation provides that any future repeal or amendment of its terms will not adversely affect any rights of directors existing under the certificate of incorporation with respect to acts or omissions occurring prior to such repeal or amendment. We have also entered into indemnification agreements with our directors and officers reflecting Delaware law.
     Under Delaware law as currently in effect, our directors remain liable for the following:
•	any breach of their duty of loyalty to us and our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any transaction from which a director derives an improper personal benefit; and

•	any unlawful distributions, under a provision of the Delaware General Corporation Law that makes directors personally liable and that expressly sets forth a negligence standard with respect to such liability.
     The provisions that eliminate liability as described above will apply to our officers if they are also directors of our company and are acting in their capacity as directors and will not apply to our officers who are not directors or who are not acting in their capacity as directors.
Indemnification
     The Delaware General Corporation Law contains provisions permitting and, in some situations, requiring Delaware corporations to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. In addition, we have adopted provisions in its bylaws and entered into indemnification agreements that require us to indemnify the directors, officers, and certain other representatives of us against expenses and certain other liabilities arising out of their conduct on behalf of our company to the maximum extent and under all circumstances permitted by law. Indemnification includes advancement of reasonable expenses in certain circumstances.
     The Delaware General Corporation Law permits indemnification of a director of a Delaware corporation, in the case of a third-party action, if the director
•	conducted himself or herself in good faith,

•	reasonably believed that
-	in the case of conduct in his or her official capacity, his or her conduct was in the corporation’s best interest, or

-	in all other cases, his or her conduct was at least not opposed to the corporation’s best interest, and
•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     The Delaware General Corporation Law further provides for mandatory indemnification of directors and officers who are wholly successful on the merits or otherwise in litigation. The Delaware General Corporation Law limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his or her improper receipt of a personal benefit.
Indemnification for Securities Act Liabilities
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain members of such firm beneficially owned 6,274 shares of our common stock as of the date of this prospectus.
EXPERTS
     The balance sheets of Syntax-Brillian Corporation as of June 30, 2005 and 2004, and the related statements of operations, stockholders’ equity, and cash flows for each of the two years then ended and for the period from April 21, 2003 (inception) to June 30, 2003 incorporated in this prospectus by reference from our proxy statement dated October 31, 2005 have been audited by Grobstein, Horwath & Company LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and the common stock offered by this prospectus, as well as the exhibits and schedules to the registration statement, we refer you to the registration statement, those exhibits and schedules, and to the information incorporated by reference in this prospectus.
     Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

3,750,000 Shares
Common Stock

PROSPECTUS
                                         , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the expenses payable by the Registrant in connection with the offering described in the Registration Statement. We are paying all of the selling stockholders’ expenses related to this offering, except that the selling securityholders will pay any applicable broker’s commissions and expenses. All of the amounts shown are estimates except for the SEC registration fee:

Amount to be Paid
SEC Registration Fee	$891
Accountants’ Fees and Expenses	8,000
Legal Fees and Expenses	25,000
Printing and Engraving Expenses	10,000
Miscellaneous Fees	1,109

Total	$45,000

Item 15. Indemnification of Directors and Officers.
     The certificate of incorporation and bylaws of the registrant provide that the registrant will indemnify and advance expenses, to the fullest extent permitted by the Delaware General Corporation Law, to each person who is or was a director or officer of the registrant, or who serves or served any other enterprise or organization at the request of the registrant (an “Indemnitee”).
     Under Delaware law, to the extent that an Indemnitee is successful on the merits in defense of a suit or proceeding brought against him or her by reason of the fact that he or she is or was a director, officer, or agent of the registrant, or serves or served any other enterprise or organization at the request of the registrant, the registrant shall indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action.
     If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, an Indemnitee may be indemnified under Delaware law against both (i) expenses, including attorney’s fees, and (ii) judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.
     If unsuccessful in defense of a suit brought by or in the right of the registrant, where the suit is settled, an Indemnitee may be indemnified under Delaware law only against expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant except that if the Indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the registrant, he or she cannot be made whole even for expenses unless a court determines that he or she is fully and reasonably entitled to indemnification for such expenses.
     Also under Delaware law, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the registrant in advance of the final disposition of the suit, action, or proceeding upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the registrant. The registrant may also advance expenses incurred by other employees and agents of the registrant upon such terms and conditions, if any, that the Board of Directors of the registrant deems appropriate.
     In addition, the registrant has entered into indemnification agreements that require the registrant to indemnify the directors, officers, and certain other representatives of the registrant against expenses and certain other liabilities arising out of their conduct on behalf of the registrant to the maximum extent and under all circumstances permitted by law.
Item 16. Exhibits.

Exhibit
Number	Exhibit
3.4	Certificate of Designations of 6% Redeemable Convertible Preferred Stock (1)

4.1	Specimen of Common Stock Certificate (2)

4.2	Rights Agreement between the Registrant and The Bank of New York, as Rights Agent, including Form of Right Certificate (3)

4.3	Form of Amended and Restated 7% Convertible Debenture due April 20, 2008, executed in favor of Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, and SRG Capital LLC (4)

4.4	Form of Amended and Restated Warrant issued to Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, and Regenmacher Holdings Ltd. (4)

4.5	Registration Rights Agreement, dated as of April 18, 2005, by and among the Registrant, Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, and Regenmacher Holdings Ltd. (5)

4.6	Registration Rights Agreement, dated as of July 12, 2005, by and among the Registrant, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., GSSF Master Fund, L.P. and Regenmacher Holdings Ltd. (4)

4.7	Form of 4% Convertible Debenture due July 12, 2008, executed in favor of Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., and GSSF Master Fund, L.P. (4)

4.8	Form of Warrant issued on July 12, 2005 to Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., GSSF Master Fund, L.P., and Regenmacher Holdings Ltd. (4)

4.12	Amendment No. 1 to Rights Agreement, dated as of November 8, 2005, between the Registrant and The Bank of New York, as Rights Agent (6)

4.13	Form of Warrant issued in connection with the Securities Purchase Agreement forming Exhibit 10.36 (1)

4.14	Registration Rights Agreement, dated as of December 28, 2005, among the Registrant and the purchasers named therein (1)

4.15	Specimen of 6% Redeemable Convertible Preferred Stock Certificate (7)

4.16	Warrant issued on March 29, 2006 to Taiwan Kolin Co. Ltd. (8)

4.17	Registration Rights Agreement, dated as of March 29, 2006, between the Registrant and Taiwan Kolin Co. Ltd. (8)

5.1	Opinion of Greenberg Traurig, LLP

10.36	Securities Purchase Agreement, dated as of December 28, 2005, among the Registrant and the purchasers named therein (1)

10.37	Securities Purchase Agreement, dated as of March 29, 2006, between the Registrant and Taiwan Kolin Co. Ltd. (8)

23.1	Consent of Greenberg Traurig, LLP (contained in Exhibit 5.1)

23.2	Consent of Grobstein, Horwath & Company LLP

24.1	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated December 28, 2005, as filed with the SEC on January 3, 2006.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated November 30, 2005, as filed with the SEC on December 6, 2005.

(3)	Incorporated by reference to the Registration Statement on Form 10/A (Amendment No. 4) as filed with the SEC on September 3, 2003.

(4)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated July 12, 2005, as filed with the SEC on July 18, 2005.

(5)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated April 20, 2005, as filed with the SEC on April 26, 2005.

(6)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated November 8, 2005, as filed with the SEC on November 10, 2005.

(7)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, as filed with the SEC on February 21, 2006.

(8)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated March 29, 2006, as filed with the SEC on April 3, 2006.
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     The undersigned hereby undertakes that:
     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tempe, state of Arizona, on June 5, 2006.

SYNTAX-BRILLIAN CORPORATION

By:	/s/ Vincent F. Sollitto, Jr.

Vincent F. Sollitto, Jr.
Chairman and Chief Executive Officer
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints jointly and severally, Vincent F. Sollitto, Jr. and Wayne A. Pratt and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to sign any registration statement and amendments thereto for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Position	Date

/s/ Vincent F. Sollitto, Jr. Vincent F. Sollitto, Jr.	Chairman and Chief Executive Officer (Principal Executive Officer)	June 5, 2006

/s/ Wayne A. Pratt Wayne A. Pratt	Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	June 5, 2006

/s/ James Ching Hua Li James Ching Hua Li	President, Chief Operating Officer, and Director	June 5, 2006

/s/ Man Kit Chow Man Kit Chow	Chief Procurement Officer and Director	June 5, 2006

/s/ Christopher C.L. Liu Christopher C.L. Liu	Director	June 5, 2006

/s/ David P. Chavoustie David P. Chavoustie	Director	June 5, 2006

/s/ John S. Hodgson John S. Hodgson	Director	June 5, 2006

/s/ Yasushi Chikagami Yasushi Chikagami	Director	June 5, 2006

/s/ Shih-Jye Cheng Shih-Jye Cheng	Director	June 5, 2006

/s/ Max Fang Max Fang	Director	June 5, 2006

EXHIBIT INDEX

Exhibit
Number	Exhibit

3.4	Certificate of Designations of 6% Redeemable Convertible Preferred Stock (1)

4.1	Specimen of Common Stock Certificate (2)

4.2	Rights Agreement between the Registrant and The Bank of New York, as Rights Agent, including Form of Right Certificate (3)

4.3	Form of Amended and Restated 7% Convertible Debenture due April 20, 2008, executed in favor of Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, and SRG Capital LLC (4)

4.4	Form of Amended and Restated Warrant issued to Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, and Regenmacher Holdings Ltd. (4)

4.5	Registration Rights Agreement, dated as of April 18, 2005, by and among the Registrant, Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, and Regenmacher Holdings Ltd. (5)

4.6	Registration Rights Agreement, dated as of July 12, 2005, by and among the Registrant, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., GSSF Master Fund, L.P. and Regenmacher Holdings Ltd. (4)

4.7	Form of 4% Convertible Debenture due July 12, 2008, executed in favor of Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., and GSSF Master Fund, L.P. (4)

4.8	Form of Warrant issued on July 12, 2005 to Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., GSSF Master Fund, L.P., and Regenmacher Holdings Ltd. (4)

4.12	Amendment No. 1 to Rights Agreement, dated as of November 8, 2005, between the Registrant and The Bank of New York, as Rights Agent (6)

4.13	Form of Warrant issued in connection with the Securities Purchase Agreement forming Exhibit 10.36 (1)

4.14	Registration Rights Agreement, dated as of December 28, 2005, among the Registrant and the purchasers named therein (1)

4.15	Specimen of 6% Redeemable Convertible Preferred Stock Certificate (7)

4.16	Warrant issued on March 29, 2006 to Taiwan Kolin Co. Ltd. (8)

4.17	Registration Rights Agreement, dated as of March 29, 2006, between the Registrant and Taiwan Kolin Co. Ltd. (8)

5.1	Opinion of Greenberg Traurig, LLP

10.36	Securities Purchase Agreement, dated as of December 28, 2005, among the Registrant and the purchasers named therein (1)

10.37	Securities Purchase Agreement, dated as of March 29, 2006, between the Registrant and Taiwan Kolin Co. Ltd. (8)

23.1	Consent of Greenberg Traurig, LLP (contained in Exhibit 5.1)

23.2	Consent of Grobstein, Horwath & Company LLP

24.1	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated December 28, 2005, as filed with the SEC on January 3, 2006.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated November 30, 2005, as filed with the SEC on December 6, 2005.

(3)	Incorporated by reference to the Registration Statement on Form 10/A (Amendment No. 4) as filed with the SEC on September 3, 2003.

(4)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated July 12, 2005, as filed with the SEC on July 18, 2005.

(5)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated April 20, 2005, as filed with the SEC on April 26, 2005.

(6)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated November 8, 2005, as filed with the SEC on November 10, 2005.

(7)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, as filed with the SEC on February 21, 2006.

(8)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated March 29, 2006, as filed with the SEC on April 3, 2006.